SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of May 2006
FRESENIUS MEDICAL CARE AG & Co. KGaA
(Translation of registrant’s name into English)
Else-Kröner Strasse 1
61346 Bad Homburg
Germany
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
      Form 20-F  ☑                    Form 40-F  ☐
      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
      Yes ☐                                   No ☑
      If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

FRESENIUS MEDICAL CARE AG & Co. KGaA

		Page

PART I FINANCIAL INFORMATION
Item 1	Financial Statements
	Consolidated Statements of Income	1
	Consolidated Balance Sheets	2
	Consolidated Statements of Cash Flows	3
	Consolidated Statement of Shareholders’ Equity	4
	Notes to Consolidated Financial Statements	5
Item 2	Management’s Discussion and Analysis of Financial Condition and Results of Operations	32
Item 3	Quantitative and Qualitative Disclosures About Market Risk	49
Item 4	Controls and Procedures	50
PART II OTHER INFORMATION
Item 1	Legal Proceedings	51
Item 2	Unregistered Sales of Securities and Use of Proceeds	55
Item 5	Other Information	56
Item 6	Exhibits	56
Signatures		57
ex4.1
ex4.2
ex4.3
ex 10.1
ex 10.2
ex 10.3
ex 10.4
ex 31.1
ex 31.2
ex 32.1

(i)

FRESENIUS MEDICAL CARE AG & Co. KGaA
PART I
FINANCIAL INFORMATION
ITEM 1
Financial Statements
Consolidated Statements of Income
For the three months ended March 31,
(Unaudited)
(In thousands, except per share data)

	2006	2005

Net revenue:
Dialysis Care	$1,272,533	$1,162,461
Dialysis Products	474,397	446,542

	1,746,930	1,609,003
Costs of revenue:
Dialysis Care	927,045	868,570
Dialysis Products	241,595	231,688

	1,168,640	1,100,258
Gross profit	578,290	508,745
Operating expenses:
Selling, general and administrative	321,671	275,514
Research and development	12,774	13,248

Operating income	243,845	219,983
Other (income) expense:
Interest income	(4,809)	(2,245)
Interest expense	61,004	44,532

Income before income taxes and minority interest	187,650	177,696
Income tax expense	71,133	69,643
Minority interest	480	582

Net income	$116,037	$107,471

Basic income per Ordinary share	$1.19	$1.11

Fully diluted income per Ordinary share	$1.18	$1.10

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG & Co. KGaA
Consolidated Balance Sheets
At March 31, 2006 (unaudited) and December 31, 2005
(In thousands, except share and per share data)

	2006	2005

	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$364,389	$85,077
Trade accounts receivable, less allowance for doubtful accounts of $203,355 in 2006 and $176,568 in 2005	1,778,051	1,469,933
Accounts receivable from related parties	61,278	33,884
Inventories	493,813	430,893
Prepaid expenses and other current assets	347,996	261,590
Assets held for sale	473,150	—
Deferred taxes	211,590	179,561

Total current assets	3,730,267	2,460,938

Property, plant and equipment, net	1,532,381	1,215,758
Intangible assets	617,351	585,689
Goodwill	6,888,697	3,456,877
Deferred taxes	39,509	35,649
Other assets	335,746	228,189

Total assets	$13,143,951	$7,983,100

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$227,938	$201,317
Accounts payable to related parties	144,123	107,938
Accrued expenses and other current liabilities	1,280,452	838,768
Short-term borrowings	441,679	151,113
Short-term borrowings from related parties	242,134	18,757
Current portion of long-term debt and capital lease obligations	161,091	126,269
Income tax payable	184,611	120,138
Deferred taxes	20,278	13,940

Total current liabilities	2,702,306	1,578,240

Long-term debt and capital lease obligations, less current portion	4,067,536	707,100
Other liabilities	132,513	112,418
Pension liabilities	109,626	108,702
Deferred taxes	390,948	300,665
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely
Company-guaranteed debentures of subsidiaries	1,204,972	1,187,864
Minority interest	70,520	14,405

Total liabilities	8,678,421	4,009,394

Shareholders’ equity:
Preference shares, no par, € 2.56 nominal value, 4,118,960 shares authorized, 1,170,659 issued and outstanding	3,156	74,476
Ordinary shares, no par, € 2.56 nominal value, 122,916,240 shares authorized, 96,743,276 issued and outstanding	301,281	229,494
Additional paid-in capital	3,160,015	2,837,144
Retained earnings	1,091,408	975,371
Accumulated other comprehensive loss	(90,330)	(142,779)

Total shareholders’ equity	4,465,530	3,973,706

Total liabilities and shareholders’ equity	$13,143,951	$7,983,100

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG & Co. KGaA
Consolidated Statements of Cash Flows
For the three months ended March 31,
(Unaudited)
(In thousands)

	2006	2005

Operating Activities:
Net income	$116,037	$107,471
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Settlement of shareholder proceedings	(850)	—
Depreciation and amortization	61,275	59,711
Change in deferred taxes, net	8,578	18,542
Loss (gain) on sale of fixed assets	446	(30)
Compensation expense related to stock options	3,467	424
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	4,818	(18,513)
Inventories	(30,278)	(15,798)
Prepaid expenses, other current and non-current assets	(47,568)	(22,859)
Accounts receivable from/payable to related parties	4,629	2,560
Accounts payable, accrued expenses and other current and non-current liabilities	12,846	20,320
Income tax payable	28,260	(13,353)

Net cash provided by operating activities	161,660	138,475
Investing Activities:
Purchases of property, plant and equipment	(70,237)	(43,524)
Proceeds from sale of property, plant and equipment	5,365	3,479
Acquisitions and investments, net of cash acquired	(3,950,974)	(21,988)

Net cash used in investing activities	(4,015,846)	(62,033)
Financing Activities:
Proceeds from short-term borrowings	25,044	11,019
Repayments of short-term borrowings	(31,531)	(31,111)
Proceeds from short-term borrowings related parties	242,111	—
Repayments of short-term borrowings related parties	(19,117)	—
Proceeds from long-term debt and capital lease obligations (net of debt issuance costs of $85,333 in 2006)	3,777,670	25,930
Repayments of long-term debt and capital lease obligations	(484,282)	(22,993)
Increase (decrease) of accounts receivable securitization program	296,000	(70,765)
Proceeds from exercise of stock options	13,580	4,317
Proceeds from conversion of preference shares into ordinary shares	308,657	—
Change in minority interest	350	452

Net cash provided by (used in) financing activities	4,128,482	(83,151)
Effect of exchange rate changes on cash and cash equivalents	5,016	(1,441)

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	279,312	(8,150)
Cash and cash equivalents at beginning of period	85,077	58,966

Cash and cash equivalents at end of period	$364,389	$50,816

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG & Co. KGaA
Consolidated Statement of Shareholders’ Equity
For the three months ended March 31, 2006 (unaudited) and year ended December 31, 2005
(In thousands, except share data)

							Accumulated Other
							Comprehensive Income (Loss)
	Preference Shares		Ordinary Shares
					Additional	Retained	Foreign		Minimum
	Number of	No Par	Number of	No Par	Paid In	Earnings	Currency	Cash Flow	Pension
	Shares	Value	Shares	Value	Capital	(Deficit)	Translation	Hedges	Liability	Total

Balance at December 31, 2004	26,296,086	$69,878	70,000,000	$229,494	$2,746,473	$657,906	$(1,462)	$(24,164)	$(43,309)	$3,634,816
Proceeds from exercise of options and related tax effects	1,466,093	4,598			81,973					86,571
Compensation expense related to stock options					1,363					1,363
Dividends paid						(137,487)				(137,487)
Settlement of shareholder proceedings					7,335					7,335
Comprehensive income (loss)
Net income						454,952				454,952
Other comprehensive income (loss) related to:
Cash flow hedges, net of related tax effects								43,128		43,128
Foreign currency translation adjustment							(104,723)			(104,723)
Minimum pension liability, net of related tax effects									(12,249)	(12,249)

Comprehensive income										381,108

Balance at December 31, 2005	27,762,179	$74,476	70,000,000	$229,494	$2,837,144	$975,371	$(106,185)	$18,964	$(55,558)	$3,973,706

Proceeds from exercise of options and related tax effects	37,902	117	113,854	350	13,113					13,580
Proceeds from conversion of preference shares into ordinary shares	(26,629,422)	(71,437)	26,629,422	71,437	307,141					307,141
Compensation expense related to stock options					3,467					3,467
Settlement of shareholder proceedings					(850)					(850)
Comprehensive income (loss)
Net income						116,037				116,037
Other comprehensive income (loss) related to:
Cash flow hedges, net of related tax effects								28,689		28,689
Foreign currency translation adjustment							23,760			23,760

Comprehensive income										168,486

Balance at March 31, 2006	1,170,659	$3,156	96,743,276	$301,281	$3,160,015	$1,091,408	$(82,425)	$47,653	$(55,558)	$4,465,530

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG & Co. KGaA
Notes to Consolidated Financial Statements
(Unaudited)
(In thousands, except share and per share data)

1.	The Company and Basis of Presentation

The Company
      Fresenius Medical Care AG & Co. KGaA (“FMC-AG & CO. KGaA” or the “Company”), a German partnership limited by shares (Kommanditgesellschaft auf Aktien), formerly Fresenius Medical Care AG (“FMC-AG”), a German stock corporation (Aktiengesellschaft), is the world’s largest kidney dialysis company, operating in both the field of dialysis services and the field of dialysis products for the treatment of end-stage renal disease. The Company’s dialysis business is vertically integrated, providing dialysis treatment at dialysis clinics it owns or operates and supplying these clinics with a broad range of products. In addition, the Company sells dialysis products to other dialysis service providers. In the United States, the Company also performs clinical laboratory testing and provides perfusion, therapeutic apheresis and autotransfusion services. For information regarding the transformation of the Company’s legal form from a stock corporation into a partnership limited by shares and the related conversion of preference shares into ordinary shares, see Note 2, Transformation of Legal Form and Conversion of Preference Shares.
      On March 31, 2006, the Company completed its acquisition of Renal Care Group, Inc. (“RCG”) for an all cash purchase price approximating $3,943,700. See Note 3 to the Consolidated Financial Statements for a discussion of these transactions.
Basis of Presentation
      The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

a) Principles of Consolidation
      The consolidated financial statements at March 31, 2006 and for the three-month periods ended March 31, 2006 and 2005 in this report are unaudited and should be read in conjunction with the consolidated financial statements in the Company’s 2005 Annual Report on Form 20-F. The consolidated financial statements include all companies in which the Company has legal or effective control. The operating results of RCG will be included in the Company’s consolidated financial statements starting April 1, 2006. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.
      The results of operations for the three-month periods ended March 31, 2006 are not necessarily indicative of the results of operations for the year ending December 31, 2006.

b) Classifications
      Certain items in the prior year’s comparative consolidated financial statements have been reclassified to conform with the current year’s presentation. The reclassification includes $30,224 relating to rents for clinics which were removed from selling, general and administrative operating expenses for the international segment and included in its cost of revenue for Dialysis Care.

c) Accounting Changes — Standards Implemented
      Effective January 1, 2006, the Company adopted the provisions of FAS 123(R) using the modified prospective method (see Note 7) The following table illustrates the effect on net income and earnings per

FRESENIUS MEDICAL CARE AG & CO. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)
share in the first quarter 2005 if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock based employee compensation:

For the Three Months
Ended March 31,
2005

Net income:
As reported	$107,471
Add: Stock-based employee compensation expense included in reported net income, net of tax effects	424
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(2,008)

Pro forma	$105,887

Basic net income per:
Ordinary share
As reported	$1.11
Pro forma	$1.09
Preference share
As reported	$1.13
Pro forma	$1.11
Fully diluted net income per:
Ordinary share
As reported	$1.10
Pro forma	$1.08
Preference share
As reported	$1.12
Pro forma	$1.10

2.	Transformation of Legal Form and Conversion of Preference Shares
      On February 10, 2006, the Company completed a transformation of its legal form under German law as approved by its shareholders during an Extraordinary General Meeting held on August 30, 2005 (“EGM”). Upon registration of the transformation of legal form in the commercial register of the local court in Hof an der Saale, on February 10, 2006, Fresenius Medical Care AG’s legal form was changed from a stock corporation (Aktiengesellschaft) to a partnership limited by shares (Kommanditgesellschaft auf Aktien) with the name Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA”). The Company as a KGaA is the same legal entity under German law, rather than a successor to the AG. Fresenius Medical Care Management AG (“Management AG”), a wholly-owned subsidiary of Fresenius AG, the majority voting shareholder of FMC-AG prior to the transformation, is the general partner of FMC-AG & Co. KGaA. Upon effectiveness of the transformation of legal form, the share capital of FMC-AG became the share capital of FMC-AG & Co. KGaA, and persons who were shareholders of FMC-AG became shareholders of the Company in its new legal form. As used in the notes to these financial statements, the “Company” refers to both FMC-AG prior to the transformation of legal form and FMC-AG & Co. KGaA after the transformation.
      Prior to registration of the transformation of legal form, the Company offered holders of its non-voting preference shares (including preference shares represented by American Depositary Shares (“ADS”s)) the

FRESENIUS MEDICAL CARE AG & CO. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)
opportunity to convert their shares into ordinary shares at a conversion ratio of one preference share plus a conversion premium of € 9.75 per ordinary share. Holders of a total of 26,629,422 preference shares accepted the offer, resulting in an increase of 26,629,422 ordinary shares of FMC-AG & Co. KGaA (including 2,099,847 ADSs representing 699,949 ordinary shares of FMC-AG & Co. KGaA) outstanding. The Company received a total of $308,656 in premiums from the holders upon the conversion of their preference shares. Immediately after the conversion and transformation of legal form, there were 96,629,422 ordinary shares outstanding. Former holders of preference shares who elected to convert their shares now hold a number of ordinary shares of FMC-AG & Co. KGaA equal to the number of preference shares they elected to convert. The 1,132,757 preference shares that were not converted remained outstanding and became preference shares of FMC-AG & Co. KGaA in the transformation. As a result, preference shareholders who elected not to convert their shares into ordinary shares hold the same number of non-voting preference shares in FMC-AG & Co. KGaA as they held in FMC-AG prior to the transformation. Shareholders who held ordinary shares in FMC-AG prior to the transformation hold the same number of voting ordinary shares in FMC-AG & Co. KGaA.
      The conversion of the Company’s preference shares was expected to have an impact on the earnings (or loss) per share available to the holders of the Company’s ordinary shares upon conversion of the preference shares into ordinary shares, under U.S. GAAP. Upon completion of its review, the Company determined that there was no impact for either the holders of ordinary or preferences shares, therefore, no further reductions or benefits in the Company’s financial statements were recorded.
      Several ordinary shareholders challenged the resolutions adopted at the EGM approving the conversion of the preference shares into ordinary shares, the adjustment of the employee participation programs, the creation of authorized capital and the transformation of the legal form of the Company, with the objective of having the resolutions declared null and void. On December 19, 2005 the Company and the claimants agreed to a settlement with the participation of Fresenius AG and Management AG, and all proceedings were terminated.
      Pursuant to the settlement, Management AG undertook to (i) make an ex gratia payment to the ordinary shareholders of the Company (other than Fresenius AG), of €0.12 for every share issued as an ordinary share up to August 30, 2005 and (ii) to pay to ordinary shareholders who, at the EGM of August 30, 2005, voted against the conversion proposal, an additional € 0.69 per ordinary share. Ordinary shareholders who were shareholders at the close of business on the day of registration of the conversion and transformation with the commercial register were entitled to a payment under (i) above. Ordinary shareholders who voted against the conversion resolution in the extraordinary general meeting on August 30, 2005, as evidenced by the voting cards held by the Company, were entitled to a payment under (ii) above, but only in respect of shares voted against the conversion resolution. The right to receive payment under (ii) has lapsed as to any shareholder who did not make a written claim for payment with the Company by February 28, 2006.
      The Company also agreed to bear court fees and shareholder legal expenses in connection with the settlement. The total costs of the settlement were estimated to be approximately $7,335. A further part of the settlement agreement and German law require that these costs be borne by Fresenius AG and the general

FRESENIUS MEDICAL CARE AG & CO. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)
partner, Management AG. Under U.S. GAAP, however, these costs must be reflected by the entity benefiting from the actions of its controlling shareholder. As a result, the Company recorded the settlement amount as an expense in Selling, General and Administrative expense and a contribution in Additional Paid in Capital in Shareholders’ Equity in the fourth quarter of 2005. The actual total costs of the settlement were approximately $6,485. The difference of $850 was recorded as a Selling, General and Administrative expense reduction and a reduction in Additional Paid in Capital in Shareholders’ Equity during the period ending March 31, 2006.
      As part of the settlement, the Company, with the participation of Fresenius AG and the general partner, Management AG, also agreed to establish, at the first ordinary general meeting after registration of the transformation of legal form, a joint committee (the “Joint Committee”) (gemeinsamer Ausschuss) of the supervisory boards of Management AG and FMC-AG & Co. KGaA with authority to advise and decide on certain significant transactions between the Company and Fresenius AG and to approve certain significant acquisitions, dispositions, spin-offs and similar matters. The Company also agreed to establish an Audit and Corporate Governance Committee of the FMC-AG & Co. KGaA Supervisory Board to review the report of the general partner on relations with related parties and report to the overall supervisory board thereon. Additionally, Management AG undertook in the settlement to provide data on the individual remuneration of its management board members in accordance with the German Commercial Code commencing with remuneration paid for the year ending December 31, 2006.

3.	Acquisitions and Divestitures

RCG Acquisition
      On March 31, 2006, the Company completed the acquisition of Renal Care Group, Inc. (“RCG” and the “RCG Acquisition”), a Delaware corporation with principal offices in Nashville, Tennessee, for an all cash purchase price, net of cash acquired, of approximately $3,943,700 for all of the outstanding common stock, the retirement of RCG stock options, and the concurrent repayment of approximately $657,769 indebtedness of RCG. RCG provides dialysis and ancillary services to over 32,360 patients through more than 450 owned outpatient dialysis centers in 34 states within the United States, in addition to providing acute dialysis services to more than 200 hospitals.
      In order to finance the RCG acquisition, the Company borrowed a total of $4,493,000 consisting of long-term borrowings of $3,863,000 from its new credit agreement, short-term borrowing $390,000 from its Accounts Receivable Facility (See Note 6) and short-term borrowings of $240,000 from its controlling owner, Fresenius AG (See Note 5). These borrowings were used to: (a) pay $85,333 fees related to the new credit agreement, (b) retire the Company’s previous 2003 credit agreement in the amount of $245,000, (c) retire RCG’s debt and related fees in the amount of $657,769, and (d) pay the purchase price, less cash acquired, for RCG’s equity and related fees in the amount of $3,282,794 with the remaining $222,104 increasing cash and cash equivalents to be used to reduce other indebtedness or for general corporate purposes.

FRESENIUS MEDICAL CARE AG & CO. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)
      The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the date of the acquisition. This preliminary allocation of the purchase price is based upon the best information available to management. Any adjustments to the preliminary allocation, net of related income tax effects, will be recorded with a corresponding adjustment to goodwill.
      The preliminary purchase price allocation is as follows:

Current assets	$728,835
Property, plant and equipment	311,030
Intangible assets and other assets	90,128
Goodwill	3,463,797
Accounts payable, accrued expenses and other current liabilities	(462,691)
Income tax payable and deferred taxes	(102,613)
Long-term debt and capital lease obligations	(4,886)
Other liabilities	(79,900)

Aggregate purchase price (net of cash acquired)	$3,943,700

      In connection with the Company’s RCG Acquisition, the Company performed a detailed review of the identification of intangible assets related to its dialysis clinic operations in the United States. In connection with this review, the Company considered the conditions for recognition as an intangible asset apart from goodwill and practices in the dialysis care industry. The amortizable intangible assets acquired included $67,400 for non-compete agreements, and $3,500 for acute care agreements. As a result of this review the Company concluded that its past practice of identifying a separate intangible asset associated with “patient relationships” should be discontinued. Accordingly, the carrying amount of patient relationships that had been identified as separate intangible assets in prior business combinations involving clinics in the U.S. and related income tax effects have been reallocated to goodwill. These changes result in an increase of Goodwill as of January 1, 2006 of $35,240, a corresponding decrease of intangible assets of $37,319 and deferred income tax liabilities of $2,079. The amortization recorded in prior periods on such intangible assets that should have been included in goodwill did not result in a material understatement of the Company’s results of operations for any prior period, the aggregate effect does not materially understate the Company’s shareholders’ equity.
      The operations of RCG will be included in the Company’s consolidated statements of income and cash flows from April 1, 2006.

Divestitures
      The Company was required to divest a total of 105 renal dialysis centers in order to complete the RCG acquisition in accordance with a consent order issued by the United States Federal Trade Commission (“FTC”) on March 31, 2006. The Company sold 96 of such centers on April 7, 2006, to a wholly owned subsidiary of DSI Holding Company, Inc. (“DSI”) and entered into an agreement to sell DSI an additional 9 centers which is expected to close in the second quarter, 2006. The Company will receive cash consideration of approximating $512,000 for all centers divested, subject to customary post-closing adjustments. The sale of the Company’s legacy clinics which form part of the divestitures is expected to result in a gain of approximately $38,381 before income taxes, representing the excess of the sales price over the carrying amount of the assets being sold. The amount allocated in purchase accounting to the former RCG clinics that are part of the divested clinics corresponds to the expected proceeds; the Company will not recognize a gain on such former RCG clinics sold. The 105 divested dialysis centers were reported as “Assets held for sale” at March 31, 2006.

FRESENIUS MEDICAL CARE AG & CO. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)
      As a result of estimated income taxes of $43,874 related to the gain on the sale of the Company’s legacy clinics, the disposal is expected to result in a loss of approximately $5,493. The Company will continue to treat patients in the same markets and to sell products to the divested clinics under the terms of a supply agreement that continues through March 2009.
Pro Forma Financial Information
      The following financial information, on a pro forma basis, reflects the consolidated results of operations as if the RCG Acquisition and the divestitures described above had been consummated at the beginning of 2006 and 2005. The pro forma information includes adjustments primarily for elimination of amortization of intangible assets, interest expense on acquisition debt, and income taxes. The pro-forma financial information is not necessarily indicative of the results of operations as it would have been had the transactions been consummated at the beginning of the respective periods.

	Three Months Ended	Three Months Ended
	March 31, 2006	March 31, 2005

Pro forma net revenue	$2,057,465	$1,901,081
Pro forma net income	106,366	84,632
Pro forma net income per Ordinary share:
Basic	1.09	0.87
Fully Diluted	1.08	0.87

Other Acquisitions
      The Company made other acquisitions in the normal course of its operations for the period ending March 31, 2006 totaling approximately $10,411 for dialysis centers.
      The assets and liabilities of all acquisitions were recorded at their estimated fair market values at the dates of the acquisitions and are included in the Company’s financial statements and operating results from the effective date of acquisition.

4.	Inventories
      As of March 31, 2006 and December 31, 2005, inventories consisted of the following:

	March 31,	December 31,
	2006	2005

Raw materials and purchased components	$98,740	$88,797
Work in process	35,300	32,763
Finished goods	258,315	233,743
Health care supplies	101,458	75,590

Inventories	$493,813	$430,893

5.	Related Party Transactions
      In conjunction with the RCG acquisition (See Note 3), on March 31, 2006, the Company, through various direct and indirect subsidiaries, entered into an Amended and Restated Subordinated Loan Note (the “Note”) with Fresenius AG (“FAG”) which amended the Subordinated Loan Note dated May 18, 1999. Under the Note, the Company or its subsidiaries may request and receive one or more advances (each an

FRESENIUS MEDICAL CARE AG & CO. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)
“Advance”) up to an aggregate amount of $400,000 during the period ending March 31, 2011. The Advances may be repaid and reborrowed during the period but FAG is under no obligation to make an advance. Each advance is repayable in full one, two or three months after the date of the Advance or any other date as agreed to by the parties to the Advance or, if no maturity date is so agreed, the Advance will have a one month term.
      All Advances will bear interest at a variable rate per annum equal to LIBOR plus an applicable margin that is based upon the Company’s consolidated leverage ratio, as defined in the 2006 Credit Agreement. Advances are subordinated to outstanding loans under the 2006 Credit Agreement and all other indebtedness of the Company.
      Advances were made on March 31, 2006 in the amount of $240,000 in conjunction with the RCG acquisition (See Note 3) and bear interest at 5.7072% and are repayable in May 2006.

6.	Short-term Borrowings, Long-term Debt and Capital Lease Obligations
Short-Term Borrowings
      As of March 31, 2006 and December 31, 2005, short-term borrowings, other than short-term borrowings from Fresenius AG (See Note 5) consisted of the following:

	March 31,	December 31,
	2006	2005

Borrowings under lines of credit	$51,679	$57,113
Accounts receivable facility	390,000	94,000

	$441,679	$151,113

      At March 31, 2006, the Company borrowed $390,000 under the current terms of its accounts receivable facility in conjunction with the RCG Acquisition (See Note 3).
Long-Term Borrowings and Capital Lease Obligations
      At March 31, 2006 and December 31, 2005, long-term debt and capital lease obligations consisted of the following:

	March 31,	December 31,
	2006	2005

Senior Credit Agreement	$3,863,000	$470,700
Euro Notes	242,080	235,940
EIB Agreement	48,806	48,806
Capital lease obligations	9,018	4,596
Other	65,723	73,327

	4,228,627	833,369
Less current maturities	(161,091)	(126,269)

	$4,067,536	$707,100

      The Company entered into a new $4,600,000 syndicated credit facility with Bank of America, N.A. (“BofA”); Deutsche Bank AG New York Branch; The Bank of Nova Scotia, Credit Suisse, Cayman Islands Branch; JPMorgan Chase Bank, National Association; and certain other lenders (collectively, the “2006

FRESENIUS MEDICAL CARE AG & CO. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)
Credit Agreement”) on March 31, 2006 which replace the existing credit facility (collectively, the “2003 Credit Agreement”). The new credit facility consists of:

•	a 5-year $1,000,000 revolving credit facility (of which up to $250,000 is available for letters of credit, up to $300,000 is available for borrowings in certain non-U.S. currencies, up to $150,000 is available as swing lines in U.S. dollars, up to $250,000 is available as a competitive loan facility and up to $50,000 is available as swing lines in certain non-U.S. currencies, the total of which cannot exceed $1,000,000) which will be due and payable on March 31, 2011 (the “Revolver” and referred to as the “Bank Credit Agreement” in the exhibits hereto).

•	a 5-year term loan facility (“Loan A”) of $1,850,000, also scheduled to expire on March 31, 2011. The terms of the 2006 Credit Agreement require 20 quarterly payments that permanently reduce the term loan facility. The repayment begins June 30, 2006 and amounts to $30,000 per quarter. The remaining amount outstanding is due on March 31, 2011.

•	a 7-year term loan facility (“Loan B”) of $1,750,000 scheduled to expire on March 31, 2013. The terms of the 2006 Credit Agreement require 28 quarterly payments that permanently reduce the term loan facility. The repayment begins June 30, 2006. The first 24 quarterly payments will be equal to one quarter of one percent (0.25%) of the original principal balance outstanding, payments 25 through 28 will be equal to twenty-three and one half percent (23.5%) of the original principal balance outstanding with the final payment due on March 31, 2013 subject to an early repayment requirement on March 1, 2011 if the Trust Preferred Securities due June 15, 2011 are not repaid or refinanced or their maturity is not extended prior to that date. (Loan A and Loan B are collectively part of the Term Loan Credit Agreement referenced in the exhibits hereto.)
      Interest on the new credit facility will be at the Company’s option — depending on the interest periods chosen — at a rate equal to either (i) LIBOR plus an applicable margin or (ii) the higher of (a) BofA’s prime rate or (b) the Federal Funds rate plus 0.5%, plus an applicable margin.
      The applicable margin is variable and depends on the Company’s Consolidated Leverage Ratio which is a ratio of its Consolidated Funded Debt less up to $30,000 cash and cash equivalents held by the Consolidated Group to Consolidated EBITDA (as these terms are defined in the 2006 Credit Agreement).
      In addition to scheduled principal payments, indebtedness outstanding under the 2006 Credit Agreement will be reduced by portions of the net cash proceeds from certain sales of assets, securitization transactions other than the Company’s existing accounts receivable facility and the issuance of subordinated debt other than certain intercompany transactions.
      The 2006 Credit Agreement contains affirmative and negative covenants with respect to the Company and its subsidiaries and other payment restrictions. Some of the covenants limit indebtedness of the Company and investments by the Company, and require the Company to maintain certain ratios defined in the agreement. Additionally, the 2006 Credit Agreement provides for a dividend restriction which is $220 for dividends paid in 2006, and increases in subsequent years. In default, the outstanding balance under the 2006 Credit Agreement becomes immediately due and payable at the option of the Lenders. As of March 31, 2006, the Company is in compliance with all financial covenants under the 2006 Credit Agreement.
      Upon closing of the 2006 Credit Agreement, the Company borrowed $263,000 on the Revolver at 6.3% interest through the period ending April 11, 2006, $1,850,000 on Term Loan A at an average interest of 6.43% for the period ending June 30, 2006, and $1,750,000 on Term Loan B at an average interest of 6.43% for the period ending June 30, 2006, the proceeds of which were used in conjunction with the RCG Acquisition (See note 3), to refinance the 2003 Credit Agreement and for general corporate purposes.

FRESENIUS MEDICAL CARE AG & CO. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)
      In conjunction with the new 2006 Credit Agreement and the related variable rate based interest payments, the Company entered into interest rate swaps in the notional amount of $2,465,000. These instruments, designated as cash flow hedges, effectively convert forecasted LIBOR based interest payments into fixed rate based interest payments which fix the interest rate on $2,465,000 of the financing under the new 2006 Credit Agreement at 4.32% plus applicable margin. These swaps are denominated in U.S. dollars and expire at various dates between 2008 and 2012.
      The Company incurred fees of approximately $85,333 in conjunction with the 2006 Credit Agreement which will be amortized over the life of the credit agreement and wrote off approximately $14,576 in unamortized fees related to its prior 2003 Credit Agreement at March 31, 2006.
7.     Stock Options
      Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standard No. 123R (revised 2004) (“FAS 123(R)”), Share-Based Payment (“SBP”) using the modified prospective transition method. Under this transition method, compensation cost recognized in the quarter ended March 31, 2006, includes applicable amounts of: (a) compensation cost of all stock-based payments granted prior to, but not yet vested as of, January 1, 2006 (based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123 and previously presented in the Company’s pro forma footnote disclosures), and (b) compensation cost for all stock-based payments subsequent to January 1, 2006 (based on the grant-date fair value estimated in accordance with the new provisions of FAS 123(R)). As a result of the adoption of this standard, the Company incurred compensation costs of $3,174 which would not have been recognized under its previous accounting policy in accordance with APB Opinion No. 25 and is included in its total compensation expense of $3,467 for the period ending March 31, 2006. There were no capitalized compensation costs during the period. The Company also recorded a related deferred income tax of $965 for the period.
Stock Option Plans
      At March 31, 2006, the Company has awards outstanding under the terms of various stock-based compensation plans, including the Fresenius Medical Care 2001 International Stock Plan (the “2001 Plan”), which is the only plan with stock option awards currently available for grant. Under the 2001 Plan, convertible bonds with a principal of up to €10,240 may be issued to the members of the Management Board and other employees of the Company representing grants for up to 4 million non-voting preference shares. The convertible bonds have a par value of € 2.56 and bear interest at a rate of 5.5%. Except for the members of the Management Board, eligible employees may purchase the bonds by issuing a non-recourse note with terms corresponding to the terms of and secured by the bond. The Company has the right to offset its obligation on a bond against the employee’s obligation on the related note; therefore, the convertible bond obligations and employee note receivables represent stock options issued by the Company and are not reflected in the consolidated financial statements. The options expire ten years from issuance and can be exercised beginning two, three or four years after issuance. Bonds issued to Management Board members who did not issue a note to the Company are recognized as a liability on the Company’s balance sheet.
      Upon issuance of the option, the employees have the right to choose options with or without a stock price target. The conversion price of options subject to a stock price target becomes the stock exchange quoted price of the preference shares upon the first time the stock exchange quoted price exceeds the Initial Value by at least 25%. The Initial Value is the average price of the preference shares during the last 30 trading days prior to the date of grant. In the case of options not subject to a stock price target, the number of convertible bonds awarded to the eligible employee would be 15% less than if the employee elected options subject to the stock

FRESENIUS MEDICAL CARE AG & CO. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)
price target. The conversion price of the options without a stock price target is the Initial Value. Each option entitles the holder thereof, upon payment of the respective conversion price, to acquire one preference share. Up to 20% of the total amount available for the issuance of awards under the 2001 Plan may be issued each year through May 8, 2006.
      In connection with the conversion of the Company’s preference shares into ordinary shares, holders of options to acquire preference shares had the opportunity to convert their options so that they would be exercisable to acquire ordinary shares. Holders of 234,311 options elected not to convert. Holders of 3,863,470 options converted resulting in 2,849,318 options for ordinary shares (See Note 2). The Table below provides reconciliations for options outstanding at March 31, 2006, as compared to December 31, 2005 taking in consideration the conversion, options exercised and forfeited. There were no options granted during the period ending March 31, 2006.

		Weighted	Weighted
		Average	Average
		Exercise	Exercise
	Options	Price	Price

	(In thousands)	€	$
Balance at December 31, 2005	4,103	47.88	57.95
Forfeited prior to conversion	5	41.00	49.63

Eligible for conversion	4,098	47.94	58.02
Options not converted	235	49.18	59.53

Options converted	3,863
Reduction due to impact of conversion ratios	1,014

Balance of options outstanding after conversion into ordinary shares as of February 10, 2006	2,849	64.22	77.73

Granted	—	—	—
Exercised	114	72.83	88.16
Forfeited	11	78.00	94.41

Balance at March 31, 2006 (Ordinary Shares)	2,724	63.80	77.23

Balance of options not converted as of February 10, 2006	235	49.18	59.53

Granted	—	—	—
Exercised	38	49.38	59.77
Forfeited	4	59.56	72.09

Balance at March 31, 2006 (Preference shares)	193	48.96	59.26

FRESENIUS MEDICAL CARE AG & CO. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)
      The following table provides a summary of fully vested options outstanding and exercisable for both preference and ordinary shares at March 31, 2006:

Fully Vested Outstanding and Exercisable Options

Weighted
		Average	Weighted	Weighted
	Number	Remaining	Average	Average	Aggregate	Aggregate
	of	Contractual	Exercise	Exercise	Intrinsic	Intrinsic
	Options	Life	Price	Price	Value	Value

			€	$	€	$
Options for preference shares	120,093	3.67	47.86	59.36	5,505	6,663
Options for ordinary shares	791,741	4.84	59.53	73.82	30,936	37,445

Fair Value Information
      The Company’s determination of the fair value of grants is based on the Black-Scholes option pricing Model. No options have been granted in 2006. The fair value of grants made during the years ended December 31, 2005 and 2004 is as follows:

	Assumptions at Grant Date

	2005	2004

Weighted-average assumptions:
Expected dividend yield	2.87%	2.60%
Risk-free interest rate	3.50%	3.80%
Expected volatility	40.00%	40.00%
Expected life of options	5.3 years	5.3 years
Estimated weighted average fair value per option	$22.32	$15.76
Fair value of total options granted during year	$23,312	$16,070
      The Black-Scholes option valuation model was developed for use in estimating the fair values of options that have no vesting restrictions. Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The Company’s assumptions are based upon its past experiences, market trends and the experiences of other entities of the same size and in similar industries and discussions with third parties with valuation experience. The Company’s stock options may have characteristics that vary significantly from traded options and changes in subjective assumptions can materially affect the fair value of the option.

FRESENIUS MEDICAL CARE AG & CO. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)
      At March 31, 2006, there was $22,540 of total unrecognized compensation costs related to non-vested SBP awards granted under the 2001 Plan. These costs are expected to be recognized over a weighted-average period of 1.8 years. The table below provides a reconciliation of the Company’s unvested outstanding options:
Nonvested Options to Acquire Ordinary Shares Issued Under the Plan

		Weighted-Average	Weighted-Average
	Number of	Grant-Date	Grant-Date
	Options	Fair Value	Fair Value

	(000)	$	€
Nonvested at January 1, 2006	—	—	—
Nonvested at February 10, 2006	1,870	23.88	19.73
Granted	—	—	—
Vested	—	—	—

Forfeited	11	26.94	22.25

Nonvested at March 31, 2006	1,859	23.86	19.71
Nonvested Options to Acquire Preference Shares Issued Under the Plan

		Weighted-Average	Weighted-Average
	Number of	Grant-Date	Grant-Date
	Options	Fair Value	Fair Value

	(000)	$	€
Nonvested at January 1, 2006	2,566	17.96	14.84
Nonvested Options not converted	76	18.08	14.94
Nonvested Options converted to options for ordinary shares	2,490
Reduction due to impact of conversion ratios	620
Balance of options for ordinary shares after conversion as of February 10, 2006	1,870	23.88	19.73
Nonvested at February 10, 2006	76	18.08	14.94
Granted	—	—	—
Vested	—	—	—
Forfeited	3	20.63	17.04

Nonvested at March 31, 2006	73	17.97	14.84

      During the period ended March 31, 2006, the company received $12,217 from the exercise of stock options. The intrinsic value of options exercised in the first quarter of 2006 and 2005 was $4,063 and $543, respectively. A related tax benefit to the Company of $1,363 for 2006 was recorded as cash provided from financing activities; prior to the adoption of FAS 123(R) such tax benefits related to the exercise of options were included in cash flows provided by operating activities.

FRESENIUS MEDICAL CARE AG & CO. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

8.	Earnings Per Share
      Basic and fully diluted income per preference share for the period ending March 31, 2006 is as follows:

	2006	2005

Basic income per Preference share	$1.20	$1.13

Fully diluted income per Preference share	$1.19	$1.12

      The following table contains reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for the three-month periods ended March 31, 2006 and 2005.

	For the Three Months
	Ended March 31,

	2006	2005

Numerators:
Net income	$116,037	$107,471
less:
Dividend preference on Preference shares	20	511

Income available to all classes of shares	$116,017	$106,960

Denominators:
Weighted average number of:
Ordinary shares outstanding	96,629,422	70,000,000
Preference shares outstanding	1,144,162	26,330,125

Total weighted average shares outstanding	97,773,584	96,330,125
Potentially dilutive Preference shares	724,406	555,144

Total weighted average shares outstanding assuming dilution	98,497,990	96,885,269
Total weighted average Preference shares outstanding assuming dilution	1,868,568	26,885,269
Basic income per Ordinary share	$1.19	$1.11
Plus preference per Preference shares	0.01	0.02

Basic income per Preference share	$1.20	$1.13

Fully diluted income per Ordinary share	$1.18	$1.10
Plus preference per Preference shares	0.01	0.02

Fully diluted income per Preference share	$1.19	$1.12

FRESENIUS MEDICAL CARE AG & CO. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

9.	Employee Benefit Plans
      The Company currently has two principal pension plans, one for German employees, the other covering employees in the United States. Plan benefits are generally based on years of service and final salary. Consistent with predominant practice in Germany, the Company’s pension obligations in Germany are unfunded. Each year FMCH contributes to the plan covering United States employees at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended. There is no minimum funding requirement for FMCH for the defined benefit pension plan in 2006. FMCH made $5,097 in contributions in the first three months of 2006 and at this time expects to voluntarily contribute $20,750 in total during 2006. The following table provides the calculations of net periodic benefit cost for the three-month periods ended March 31, 2006 and 2005.

	Three Months Ended
	March 31

	2006	2005

Components of net period benefit cost:
Service cost	$1,982	$1,330
Interest cost	4,174	4,018
Expected return on plan assets	(3,840)	(3,085)
Amortization unrealized losses	2,204	1,600
Amortization of prior service cost	50	—

Net periodic benefit cost	$4,570	$3,863

10.	Commitments and Contingencies
Legal Proceedings

Commercial Litigation
      The Company was originally formed as a result of a series of transactions pursuant to the Agreement and Plan of Reorganization (the “Merger”) dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius AG. At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant liabilities arising out of product-liability related litigation (including asbestos-related actions), pre-Merger tax claims and other claims unrelated to NMC, which was W.R. Grace & Co.’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.
      Pre-Merger tax claims or tax claims that would arise if events were to violate the tax-free nature of the Merger, could ultimately be the Company’s obligation. In particular, W.R. Grace & Co. has disclosed in its filings with the Securities and Exchange Commission that: its tax returns for the 1993 to 1996 tax years are under audit by the Internal Revenue Service (the “Service”); W.R. Grace & Co. has received the Service’s examination report on tax periods 1993 to 1996; that during those years W.R. Grace & Co. deducted approximately $122,100 in interest attributable to corporate owned life insurance (“COLI”) policy loans; and that a U.S. District Court ruling has denied interest deductions of a taxpayer in a similar situation.

FRESENIUS MEDICAL CARE AG & CO. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)
W.R. Grace & Co. has paid $21,200 of tax and interest related to COLI deductions taken in tax years prior to 1993.
      In October 2004, W.R. Grace & Co. obtained bankruptcy court approval to settle its COLI claims with the Service. In January 2005, W.R. Grace & Co., FMCH and Sealed Air Corporation executed a settlement agreement with respect to the Service’s COLI-related claims and other tax claims. On April 14, 2005, W.R. Grace & Co. paid the Service approximately $90 million in connection with taxes owed for the tax periods 1993 to 1996 pursuant to a bankruptcy court order directing W.R. Grace & Co. to make such payment. Subject to certain representations made by W.R. Grace & Co., the Company and Fresenius AG, W.R. Grace & Co. and certain of its affiliates had agreed to indemnify the Company against this and other pre-Merger and Merger-related tax liabilities.
      Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn., and by the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.
      In 2003, the Company reached agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to the Company that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the settlement agreement as amended (the “Settlement Agreement”), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and the Company will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. final bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, the Company will pay a total of $115,000 to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement has been approved by the U.S. District Court. Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (“Sealed Air,” formerly known as Grace Holding, Inc.). The Company is engaged in litigation with Sealed Air to confirm its entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon confirmation of a plan that satisfies the conditions of the Company’s payment obligation, this litigation will be dismissed with prejudice.
      On April 4, 2003, FMCH filed a suit in the U.S. District Court for the Northern District of California, Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that FMCH does not infringe on patents held by Baxter International Inc. and its subsidiaries and affiliates (“Baxter”), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against FMCH for alleged infringement of Baxter’s patents. In general, the alleged patents concern touch screens, conductivity alarms, power failure data storage, and balance chambers for hemodialysis machines. Baxter has filed counterclaims against FMCH seeking monetary damages and injunctive relief, and alleging that FMCH willfully infringed on Baxter’s patents. Both parties have filed multiple dispositive motions, some of which have been decided by the court. Trial is currently scheduled for June 2006. FMCH believes its claims are meritorious, although the ultimate outcome of any such proceedings cannot be

FRESENIUS MEDICAL CARE AG & CO. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)
predicted at this time and an adverse result could have a material adverse effect on the Company’s business, financial condition, and results of operations.
      For information regarding the settlement of shareholder litigation that challenged the resolutions approving the Company’s transformation of legal form and the conversion of preference shares to ordinary shares, see Note 2, Transformation of Legal Form and Conversion of preference Shares.

Other Litigation and Potential Exposures
      Several ordinary shareholders challenged the resolutions adopted at the Extraordinary General Meeting (“EGM”) approving the conversion of the preference shares into ordinary shares, the adjustment of the employee participation programs, the creation of authorized capital and the transformation of the legal form of the Company, with the objective of having the resolutions declared null and void. On December 19, 2005 the Company and the claimants agreed to a settlement (Prozessvergleich) with the participation of Fresenius AG and Management AG, the general partner, and all proceedings were terminated.
      Pursuant to the settlement, Management AG undertook to (i) make an ex gratia payment to the ordinary shareholders of the Company (other than Fresenius AG), of €0.12 for every share issued as an ordinary share up to August 30, 2005 and (ii) to pay to ordinary shareholders who, at the EGM of August 30, 2005, voted against the conversion proposal, an additional € 0.69 per ordinary share. Ordinary shareholders who were shareholders at the close of business on the day of registration of the conversion and transformation with the commercial register were entitled to a payment under (i) above. Ordinary shareholders who voted against the conversion resolution in the extraordinary general meeting on August 30, 2005, as evidenced by the voting cards held by the Company, were entitled to a payment under (ii) above, but only in respect of shares voted against the conversion resolution. The right to receive payment under (ii) has lapsed as to any shareholder who did not make a written claim for payment with the Company by February 28, 2006.
      The Company also agreed to bear court fees and shareholder legal expenses in connection with the settlement.
      The total costs of the settlement were approximately $6,485. A further part of the settlement agreement and German law require that these costs be borne by Fresenius AG and the general partner, Management AG. Under U.S. GAAP, however, these costs must be reflected by the entity benefiting from the actions of its controlling shareholder. As a result, the Company has recorded the settlement amount as an expense in Selling, General and Administrative expense and a contribution in Additional Paid in Capital in Shareholders’ Equity.
      As part of the settlement, the Company, with the participation of Fresenius AG and the general partner, Management AG, also agreed to establish, at the first ordinary general meeting after registration of the transformation of legal form, a joint committee (the “Joint Committee”) (gemeinsamer Ausschuss) of the supervisory boards of Management AG and FMC — AG & Co. KGaA with authority to advise and decide on certain significant transactions between the Company and Fresenius AG and to approve certain significant acquisitions, dispositions, spin-offs and similar matters. The Company also agreed to establish an Audit and Corporate Governance Committee of the FMC — AG & Co. KGaA Supervisory Board to review the report of the general partner on relations with related parties and report to the overall supervisory board thereon. The general partner Management AG also undertook in this settlement to provide data on the individual remuneration of its management board members according to provisions of the German Commercial Code, commencing with remuneration paid for the year ending, December 31, 2006.
      On May 11, 2005, Renal Care Group was served with a complaint in the Chancery Court for the State of Tennessee Twentieth Judicial District at Nashville styled Plumbers Local #65 Pension Fund, on behalf of

FRESENIUS MEDICAL CARE AG & CO. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)
itself and all others similarly situated, Plaintiff, vs. Renal Care Group, Inc., William P. Johnston, Gary Brukardt, Peter J. Grua, Joseph C. Hutts, Harry R. Jacobson, William V. Lapham, Thomas A. Lowery, Stephen D. McMurray and C. Thomas Smith, Defendants. On May 26, 2005, Renal Care Group was served with a complaint in the Chancery Court for the State of Tennessee Twentieth Judicial District at Nashville styled Hawaii Structural Ironworkers Pension Trust Fund, on behalf of itself and all others similarly situated, Plaintiff, vs. Renal Care Group, Inc., William P. Johnston, Gary Brukardt, Peter J. Grua, Joseph C. Hutts, Harry R. Jacobson, William V. Lapham, Thomas A. Lowery, Stephen D. McMurray and C. Thomas Smith, Defendants. On May 31, 2005, Renal Care Group was served with a complaint in the Chancery Court for the State of Tennessee Twentieth Judicial District at Nashville styled Indiana State District Council of Laborers and Hod Carriers Pension Fund, on behalf of itself and others similar situated, Plaintiff, vs. Renal Care Group, Inc., William P. Johnston, Gary Brukardt, Peter J. Grua, Joseph C. Hutts, Harry R. Jacobson, William V. Lapham, Thomas A. Lowery, Stephen D. McMurray and C. Thomas Smith, Defendants. The original complaints in these three lawsuits were substantially identical. Each complaint was brought by the plaintiff shareholder as a purported class action on behalf of all shareholders similarly situated. The complaints allege that Renal Care Group and its directors engaged in self-dealing and breached their fiduciary duties to Renal Care Group’s shareholders in connection with the merger agreement between Renal Care Group and the Company because, among other things, Renal Care Group used a flawed process, the existence of the previously disclosed subpoena from the Department of Justice, the lack of independence of one of Renal Care Group’s financial advisors and the existence of Renal Care Group’s supplemental executive retirement plan. Renal Care Group removed these cases to federal court in June 2005.
      The plaintiffs in the first two cases dismissed them without prejudice in July 2005, and the third plaintiff filed an amended complaint. The amended complaint asserts the same grounds articulated in the original complaint adding more specific allegations regarding the termination fee, the no solicitation clause and the matching rights provision in the Merger Agreement, and it adds allegations that RCG’s Proxy Statement makes material misrepresentations and omissions regarding the process by which the Merger Agreement was negotiated. Specifically, the Amended Complaint asserts that the Proxy Statement makes material misstatements or omissions regarding: (1) the reason why RCG’s management and Board engaged in a closed process of negotiating a potential merger with the Company and did not solicit potential competing bids from alternative purchasers; (2) the reason why RCG’s Board did not appoint a special committee to evaluate the fairness of the merger; (3) the alternatives available to RCG, including potential alternative transactions and other strategic business opportunities, which purportedly were considered by RCG’s Board during the strategic planning process the Board engaged in during the second half of 2004; (4) all information regarding conflicts of interest suffered by defendants and their financial and legal advisors as alleged herein; (5) all information regarding past investment banking services Bank of America has performed for RCG and the Company and the compensation Bank of America received for those services; (6) the forecasts and projections prepared by RCG’s management for fiscal years 2005 through 2008 that were referenced in the fairness opinions by Morgan Stanley; (7) the estimates of transaction synergies provided by RCG’s management that were referenced in the fairness opinions by Morgan Stanley; and (8) information concerning the amount of money Bank of America and Morgan Stanley received in connection with the Acquisition. The Company believes that the allegations in the pending complaint are without merit. The pending complaint sought to enjoin and prevent the parties from completing the merger. The pending complaint was remanded to Tennessee state court in September 2005.
      FMCH and its subsidiaries received subpoenas from the U.S. Department of Justice, Eastern District of Missouri, in connection with a joint civil and criminal investigation. The subpoenas require production of a broad range of documents relating to the FMCH’s operations, with specific attention to documents related to clinical quality programs, business development activities, medical director compensation and physician

FRESENIUS MEDICAL CARE AG & CO. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)
relations, joint ventures and anemia management programs. The Company is cooperating with the government’s requests for information. An adverse determination in this investigation could have a material adverse effect on the Company’s business, financial condition and results of operations.
      RCG received a subpoena from the U.S. Department of Justice, Eastern District of Missouri in connection with a joint civil and criminal investigation. The subpoena requires the production of documents related to numerous aspects of RCG’s business and operations. The areas covered by the subpoena include RCG’s supply company, pharmaceutical and other services that RCG provides to patients, RCG’s relationships to pharmaceutical companies, RCG’s relationships with physicians, medical director compensation and joint ventures with physicians and its purchase of dialysis equipment from the Company. The Company is cooperating with the government’s investigation.
      FMCH and its subsidiaries have received subpoenas from the U.S. Department of Justice, Eastern District of New York in connection with a civil and criminal investigation, which requires production of a broad range of documents relating to the FMCH’s operations, with specific attention to documents relating to laboratory testing for parathyroid hormone (“PTH”) levels and vitamin D therapies. The Company is cooperating with the government’s requests for information. While the Company believes that it has complied with applicable laws relating to PTH testing and use of vitamin D therapies, an adverse determination in this investigation could have a material adverse effect on the Company’s business, financial condition, and results of operations.
      RCG received a subpoena from the U.S. Department of Justice, Eastern District of New York. The subpoena requires the production of documents related to numerous aspects of RCG’s business and operations, including those of RenaLab, Inc., its laboratory. The subpoena includes specific requests for documents related to testing for parathyroid hormone (PTH) levels and vitamin D therapies. The Company is cooperating with the government’s request for information.
      From time to time, the Company is a party to or may be threatened with other litigation, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.
      The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Statute, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. By virtue of this regulatory environment, as well as the Company’s corporate integrity agreement with the U.S. federal government, the Company’s business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, investigative demands, subpoenas, other inquiries, claims and litigation relating to the Company’s compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.
      The Company operates many facilities throughout the United States. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed

FRESENIUS MEDICAL CARE AG & CO. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)
by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Statute and the False Claims Act, among other laws.
      Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.
      The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

Accrued Special Charge for Legal Matters
      At December 31, 2001, the Company recorded a pre-tax special charge to reflect anticipated expenses associated with the defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims. The costs associated with the Settlement Agreement and settlements with insurers have been charged against this accrual. While the Company believes that its remaining accruals reasonably estimate its currently anticipated costs related to the continued defense and resolution of the remaining matters, no assurances can be given that its actual costs incurred will not exceed the amount of this accrual.

11.	Business Segment Information
      The Company has identified three business segments, North America, International, and Asia Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. Additionally, the North America segment engages in performing clinical laboratory testing and providing perfusion, therapeutic apheresis and autotransfusion services. . The Company has aggregated the International and Asia Pacific operating segments as “International”. The segments are aggregated due to their similar economic characteristics. These characteristics include the same products sold, the same type patient population, similar methods of distribution of products and services and similar economic environments.
      Management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses. Management believes that the most appropriate measure in this regard is operating income which measures the Company’s source of earnings. Financing is a corporate function, which the

FRESENIUS MEDICAL CARE AG & CO. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)
Company’s segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measure. The Company also regards income taxes to be outside the segment’s control.
      Information pertaining to the Company’s business segments for the three-month periods ended March 31, 2006 and 2005 is set forth below:

	North
	America	International	Corporate	Total

Three months ended March 31, 2006
Net revenue external customers	$1,193,517	$553,413	$—	$1,746,930
Inter-segment revenue	181	12,586	(12,767)	—

Total net revenue	1,193,698	565,999	(12,767)	1,746,930

Depreciation and amortization	(35,015)	(25,784)	(459)	(61,258)

Operating income	164,171	95,718	(16,044)	243,845

Segment assets(1)	10,665,705	2,321,358	156,888	13,143,951
Capital expenditures and acquisitions(2)	3,986,937	34,258	16	4,021,211

Three months ended March 31, 2005
Net revenue external customers	$1,088,185	$520,818	$—	$1,609,003
Inter-segment revenue	230	12,185	(12,415)	—

Total net revenue	1,088,415	533,003	(12,415)	1,609,003

Depreciation and amortization	(33,785)	(25,428)	(498)	(59,711)

Operating income	146,285	82,150	(8,452)	219,983

Segment assets	5,541,167	2,308,148	44,309	7,893,624
Capital expenditures and acquisitions(3)	38,420	27,063	29	65,512

(1)	Segment assets of North America include the assets of RCG of $4,650,426 as of March 31, 2006.

(2)	North America and International acquisitions exclude $(6,282) and $4,771, respectively, of non-cash acquisitions for 2006. North America acquisitions include $3,940,563 for the acquisition of RCG at March 31, 2006.

(3)	International acquisitions exclude $687 of non-cash acquisitions for 2005.

	Three Months Ended
	March 31,

	2006	2005

Reconciliation of Measures to Consolidated Totals
Total operating income of reporting segments	$259,889	$228,435
Corporate expenses	(16,044)	(8,452)
Interest expense	(61,004)	(44,532)
Interest income	4,809	2,245

Total income before income taxes and minority interest	$187,650	$177,696

FRESENIUS MEDICAL CARE AG & CO. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

12.	Supplementary Cash Flow Information
      The following additional information is provided with respect to the consolidated statements of cash flows:

	Three Months Ended
	March 31,

	2006	2005

Supplementary cash flow information:
Cash paid for interest	$54,262	$51,344

Cash paid for income taxes	$25,321	$68,053

Cash inflow for income taxes from stock option exercises	$1,363	$—

Supplemental disclosures of cash flow information:
Details for acquisitions:
Assets acquired	$4,654,718	$17,946
Liabilities assumed	586,226	70
Minorities	56,023	(5,017)
Notes assumed in connection with acquisition	4,771	687

Cash paid	4,007,698	22,206
Less cash acquired	56,724	218

Net cash paid for acquisitions	$3,950,974	$21,988

13.     Supplemental Condensed Combining Information
      FMC Trust Finance S.à.r.l. Luxembourg and FMC Trust Finance S.à.r.l. Luxembourg-III, each of which is a wholly-owned subsidiary of the Company, are the obligors on senior subordinated debt securities which are fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis, by the Company and by Fresenius Medical Care Deutschland GmbH (“D-GmbH”), a wholly-owned subsidiary of the Company, and by FMCH, a substantially wholly-owned subsidiary of the Company (D-GmbH and FMCH being “Guarantor Subsidiaries”). The subordinated debt and guarantees are held by four Fresenius Medical Care Capital Trusts, statutory business trusts organized under the laws of the State of Delaware which have issued trust preferred securities that are guaranteed by the Company through a series of undertakings by the Company and the Subsidiary Guarantors. The Company owns all of the common securities of these trusts. In December 2004, the Company assumed the obligations of its wholly owned subsidiaries as the issuer of senior subordinated indebtedness held by Fresenius Medical Care Capital Trust III and Fresenius Medical Care Capital Trust V, respectively. The following combining financial information for the Company is as of March 31, 2006 and December 31, 2005 and for the three-months ended March 31, 2006 and 2005, segregated between the Company, D-GmbH, FMCH and each of the Company’s other businesses (the “Non-Guarantor Subsidiaries”). For purposes of the condensed combining information, the Company and the Guarantor Subsidiaries carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received. Separate

FRESENIUS MEDICAL CARE AG & CO. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)
financial statements and other disclosures concerning D-GmbH and FMCH are not presented herein because management believes that they are not material to investors.

	For the Three Months Period Ended March 31, 2006

	Guarantor Subsidiaries

	FMC-AG &			Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$384,492	$—	$1,698,246	$(335,808)	$1,746,930
Cost of revenue	—	286,786	—	1,216,514	(334,660)	1,168,640

Gross profit	—	97,706	—	481,732	(1,148)	578,290

Operating (income) expenses:
Selling, general and administrative	22,910	35,243	—	271,673	(8,155)	321,671
Research and development	—	9,375	—	3,399	—	12,774

Operating income (loss)	(22,910)	53,088	—	206,660	7,007	243,845

Other (income) expense:
Interest, net	9,596	3,848	22,426	20,023	302	56,195
Other, net	(149,120)	30,823	(82,130)	—	200,427	—

Income before income taxes and minority interest	116,614	18,417	59,704	186,637	(193,722)	187,650
Income tax expense (benefit)	577	18,921	(8,970)	64,420	(3,815)	71,133

Income (loss) before minority interest	116,037	(504)	68,674	122,216	(189,907)	116,517
Minority interest	—	—	—	—	480	480

Net income (loss)	$116,037	$(504)	$68,674	$122,216	$(190,387)	$116,037

FRESENIUS MEDICAL CARE AG & CO. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

	For the Three Months Ended March 31, 2005

	Guarantor Subsidiaries

	FMC-AG &			Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$257,680	$—	$1,656,037	$(304,714)	$1,609,003
Cost of revenue	—	161,905	—	1,240,601	(302,248)	1,100,258

Gross profit	—	95,775	—	415,436	(2,466)	508,745

Operating (income) expenses:
Selling, general and administrative	17,664	25,658	—	201,934	30,258	275,514
Research and development	—	9,841	—	3,407	—	13,248

Operating income (loss)	(17,664)	60,276	—	210,095	(32,724)	219,983

Other (income) expense:
Interest, net	8,219	3,891	12,657	26,117	(8,597)	42,287
Other, net	(142,642)	36,327	(72,197)	—	178,512	—

Income before income taxes and minority interest	116,759	20,058	59,540	183,978	(202,639)	177,696
Income tax expense (benefit)	9,288	19,324	(5,063)	58,262	(12,168)	69,643

Income (loss) before minority interest	107,471	734	64,603	125,716	(190,471)	108,053
Minority interest	—	—	—	—	582	582

Net income (loss)	$107,471	$734	$64,603	$125,716	$(191,053)	$107,471

FRESENIUS MEDICAL CARE AG & CO. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

	At March 31, 2006

		Guarantor Subsidiaries
	FMC-AG &			Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$—	$91	$—	$364,298	$—	$364,389
Trade accounts receivable, less allowance for doubtful accounts	—	116,361	—	1,661,690	—	1,778,051
Accounts receivable from related parties	1,227,892	367,697	217,093	1,348,237	(3,099,641)	61,278
Inventories	—	133,018	—	417,004	(56,209)	493,813
Prepaid expenses and other current assets	10,371	17,179	200	320,175	71	347,996
Assets held for sale	—	—	—	473,150	—	473,150
Deferred taxes	248		—	188,686	22,656	211,590

Total current assets	1,238,511	634,346	217,293	4,773,240	(3,133,123)	3,730,267
Property, plant and equipment, net	123	88,180	—	1,488,586	(44,508)	1,532,381
Intangible assets	977	13,064	—	603,310	—	617,351
Goodwill	—	3,311	—	6,885,386	—	6,888,697
Deferred taxes	—	5,166	—	18,027	16,316	39,509
Other assets	4,736,334	859,684	7,325,286	(447,380)	(12,138,178)	335,746

Total assets	$5,975,945	$1,603,751	$7,542,579	$13,321,169	$(15,299,493)	$13,143,951

Current liabilities:
Accounts payable	$704	$17,264	$—	$209,970	$—	$227,938
Accounts payable to related parties	1,126,073	205,954	892,498	1,839,544	(3,919,946)	144,123
Accrued expenses and other current liabilities	14,941	96,573	705	1,165,731	2,502	1,280,452
Short-term borrowings	52	—	—	441,627	—	441,679
Short-term borrowings from related parties	—	1,798	—	242,134	(1,798)	242,134
Current portion of long-term debt and capital lease obligations	993	847	137,500	21,750	—	161,091
Income tax payable	7,766	—	—	176,197	648	184,611
Deferred taxes	—	3,824	—	12,286	4,168	20,278

Total current liabilities	1,150,529	326,260	1,030,703	4,109,230	(3,914,426)	2,702,306
Long term debt and capital lease obligations, less current portion	293,876	363	3,916,029	4,005,859	(4,148,591)	4,067,536
Long term borrowings from related parties	3,817	185,660	—	—	(189,477)	—
Other liabilities	36,620	4,582	—	85,270	6,041	132,513
Pension liabilities	2,812	80,299	—	26,515		109,626
Deferred taxes	28,254		—	321,421	41,273	390,948
Company obligated mandatorily redeemable
preferred securities of subsidiary Fresenius
Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiary	—	—	—	1,204,972	—	1,204,972
Minority interest	—	—	7,412	63,108		70,520

Total liabilities	1,515,908	597,164	4,954,144	9,816,385	(8,205,180)	8,678,421
Shareholders’ equity:	4,460,037	1,006,587	2,588,435	3,504,784	(7,094,313)	4,465,530

Total liabilities and shareholders’ equity	$5,975,945	$1,603,751	$7,542,579	$13,321,169	$(15,299,493)	$13,143,951

FRESENIUS MEDICAL CARE AG & CO. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

	At December 31, 2005

		Guarantor Subsidiaries
	FMC-AG &			Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$1	$26	$—	$82,558	$2,492	$85,077
Trade accounts receivable, less allowance for doubtful accounts	—	108,426	—	1,361,507	—	1,469,933
Accounts receivable from related parties	852,926	338,097	216,337	1,248,942	(2,622,418)	33,884
Inventories	—	113,359	—	371,638	(54,104)	430,893
Prepaid expenses and other current assets	17,399	12,329	13	231,734	115	261,590
Deferred taxes	—		—	163,975	15,586	179,561

Total current assets	870,326	572,237	216,350	3,460,354	(2,658,329)	2,460,938
Property, plant and equipment, net	157	86,386	—	1,174,252	(45,037)	1,215,758
Intangible assets	970	12,220	—	572,499	—	585,689
Goodwill	—	3,227	—	3,453,650	—	3,456,877
Deferred taxes	—	4,562	—	27,994	3,093	35,649
Other assets	4,552,128	811,728	3,812,542	(829,742)	(8,118,467)	228,189

Total assets	$5,423,581	$1,490,360	$4,028,892	$7,859,007	$(10,818,740)	$7,983,100

Current liabilities:
Accounts payable	$19	$13,401	$—	$187,897	$—	$201,317
Accounts payable to related parties	1,059,718	160,884	882,439	1,397,213	(3,392,316)	107,938
Accrued expenses and other current liabilities	22,205	92,545	775	731,208	(7,965)	838,768
Short-term borrowings	33	—	—	151,080	—	151,113
Short-term borrowings from related parties	18,757	1,752	—	—	(1,752)	18,757
Current portion of long-term debt and capital lease obligations	968	826	100,000	24,475	—	126,269
Income tax payable	15,106	—	—	81,593	23,439	120,138
Deferred taxes	2,489	3,735	—	34,266	(26,550)	13,940

Total current liabilities	1,119,295	273,143	983,214	2,607,732	(3,405,144)	1,578,240
Long term debt and capital lease obligations, less current portion	294,131	590	561,229	651,297	(800,147)	707,100
Long term borrowings from related parties	3,720	180,951	—	—	(184,671)	—
Other liabilities	419	5,013	—	89,112	17,874	112,418
Pension liabilities	2,578	75,880	—	42,680	(12,436)	108,702
Deferred taxes	29,732	—	—	235,538	35,395	300,665
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiary	—	—	—	1,187,864	—	1,187,864
Minority interest	—	—	7,412	—	6,993	14,405

Total liabilities	1,449,875	535,577	1,551,855	4,814,223	(4,342,136)	4,009,394
Shareholders’ equity:	3,973,706	954,783	2,477,037	3,044,784	(6,476,604)	3,973,706

Total liabilities and shareholders’ equity	$5,423,581	$1,490,360	$4,028,892	$7,859,007	$(10,818,740)	$7,983,100

FRESENIUS MEDICAL CARE AG & CO. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

	For the Three Months Period Ended March 31, 2006

		Guarantor Subsidiaries
	FMC-AG &			Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$116,037	$(504)	$68,674	$122,216	$(190,387)	$116,037
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Equity affiliate income	(93,646)	—	(82,130)	—	175,776	—
Settlement of shareholder proceedings				—	(850)	(850)
Depreciation and amortization	460	6,599	—	58,353	(4,137)	61,275
Change in deferred taxes, net	(4,580)	(398)	—	5,409	8,147	8,578
(Gain) loss on sale of fixed assets	—	(204)	—	650	—	446
Compensation expense related to stock options	3,467	—	—	—	—	3,467
Cash (outflow) inflow from hedging	—	(865)	—	865	—	—
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	(25,742)	—	30,560	—	4,818
Inventories	—	(16,595)	—	(15,138)	1,455	(30,278)
Prepaid expenses and other current and non-current assets	13,644	(3,680)	10,338	(56,734)	(11,136)	(47,568)
Accounts receivable from/payable to related parties	(13,539)	42,178	12,309	(48,964)	12,645	4,629
Accounts payable, accrued expenses and other current and non-current liabilities	(4,868)	4,026	(76)	8,611	5,153	12,846
Income tax payable	(7,681)	—	(8,970)	45,202	(291)	28,260

Net cash provided by (used in) operating activities	9,294	4,815	145	151,030	(3,625)	161,660

Investing Activities:
Purchases of property, plant and equipment	(3)	(6,806)	—	(66,204)	2,776	(70,237)
Proceeds from sale of property, plant and equipment	14	340	—	5,011	—	5,365
Disbursement of loans to related parties	(306,817)	31	(3,324,687)	1	3,631,472	—
Acquisitions and investments, net of cash acquired	(210)	—	—	(3,950,897)	133	(3,950,974)

Net cash (used in) provided by investing activities	(307,016)	(6,435)	(3,324,687)	(4,012,089)	3,634,381	(4,015,846)

Financing Activities:
Short-term borrowings, net	(19,098)	1,683	—	233,922	—	216,507
Long-term debt and capital lease obligations, net	(7,560)		3,311,265	3,621,155	(3,631,472)	3,293,388
Increase of accounts receivable securitization program	—	—	—	296,000	—	296,000
Proceeds from exercise of stock options	12,217	—	—	1,363	—	13,580
Proceeds from conversion of preference shares into ordinary shares	308,657	—	—	—	—	308,657
Dividends paid	—	—	—	(728)	728	—
Capital Increase	—	—	13,407	(13,274)	(133)	—
Change in minority interest	—	—	(130)	—	480	350

Net cash provided by (used in) financing activities	294,216	1,683	3,324,542	4,138,438	(3,630,397)	4,128,482

Effect of exchange rate changes on cash and cash equivalents	3,505	1	—	1,869	(359)	5,016

Cash and Cash Equivalents:
Net (decrease) increase in cash and cash equivalents	(1)	64	—	279,249	—	279,312
Cash and cash equivalents at beginning of period	1	26	—	85,050	—	85,077

Cash and cash equivalents at end of period	$—	$90	$—	$364,299	$—	$364,389

FRESENIUS MEDICAL CARE AG & CO. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

	For the Three Months Period Ended March 31, 2005

		Guarantor Subsidiaries
	FMC-AG &			Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$107,471	$734	$64,603	$125,716	$(191,053)	$107,471
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Equity affiliate income	(79,973)	—	(72,197)	—	152,170	—
Depreciation and amortization	498	7,386	—	55,550	(3,723)	59,711
Change in deferred taxes, net	(3,717)	665	—	15,842	5,752	18,542
(Gain) loss on sale of fixed assets	—	(55)	—	25	—	(30)
Compensation expense related to stock options	424	—	—	—	—	424
Cash (outflow) inflow from hedging	—	(469)	—	469	—	—
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	(7,576)	—	(10,937)	—	(18,513)
Inventories	—	(9,913)	—	(9,115)	3,230	(15,798)
Prepaid expenses and other current and non-current assets	12,366	(2,562)	742	(50,520)	17,115	(22,859)
Accounts receivable from/payable to related parties	(20,034)	(16,717)	9,309	29,517	485	2,560
Accounts payable, accrued expenses and other current and non-current liabilities	(720)	30,783	467	(23,316)	13,106	20,320
Income tax payable	(3,549)	940	(5,063)	(5,681)	—	(13,353)

Net cash provided by (used in) operating activities	12,766	3,216	(2,139)	127,550	(2,918)	138,475

Investing Activities:
Purchases of property, plant and equipment	(30)	(3,340)	—	(42,088)	1,934	(43,524)
Proceeds from sale of property, plant and equipment	—	396	—	3,083	—	3,479
Disbursement of loans to related parties	(4,910)	33	(19,931)	—	24,808	—
Acquisitions and investments, net of cash acquired	(13,839)	—	—	(21,908)	13,759	(21,988)

Net cash (used in) provided by investing activities	(18,779)	(2,911)	(19,931)	(60,913)	40,501	(62,033)

Financing Activities:
Short-term borrowings, net	—	76	—	(20,168)	—	(20,092)
Long-term debt and capital lease obligations, net	(371)	(412)	22,200	6,328	(24,808)	2,937
Decrease of accounts receivable securitization program	—	—	—	(70,765)	—	(70,765)
Proceeds from exercise of stock options	4,317	—	—	—	—	4,317
Dividends paid	—	—	—	234	(234)	—
Capital Increase of Non-Guarantor-Subsidiaries	—	—	—	13,760	(13,760)	—
Change in minority interest	—	—	(130)	—	582	452

Net cash provided by (used in) financing activities	3,946	(336)	22,070	(70,611)	(38,220)	(83,151)

Effect of exchange rate changes on cash and cash equivalents	(81)	(4)	—	(1,993)	637	(1,441)

Cash and Cash Equivalents:
Net (decrease) increase in cash and cash equivalents	(2,148)	(35)	—	(5,967)	—	(8,150)
Cash and cash equivalents at beginning of period	2,152	35	—	56,779	—	58,966

Cash and cash equivalents at end of period	$4	$—	$—	$50,812	$—	$50,816

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2006 and 2005
      You should read the following discussion and analysis of the results of our operations in conjunction with our unaudited consolidated financial statements and related notes contained elsewhere in this report. Some of the statements contained below, including those concerning future revenue, costs and capital expenditures and possible changes in our industry and competitive and financial conditions include forward-looking statements. Because such statements involve risks and uncertainties, actual results may differ materially from the results which the forward looking statements express or imply.
Financial Condition and Results of Operations
      This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially and be more negative than the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties’ studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this prospectus or the actual occurrence of the predicted developments. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods. These risks, uncertainties, assumptions, and other factors include, among others, the following:

•	dependence on government reimbursements for dialysis services;

•	a possible decline in EPO utilization or EPO reimbursement;

•	creditors’ claims and tax risks relating to the merger with W.R. Grace & Co.;

•	the influence of managed care organizations and healthcare reforms;

•	our ability to remain competitive in our markets;

•	product liability risks;

•	risks relating to the integration of the RCG and other acquisitions and our dependence on additional acquisitions;

•	the impact of currency fluctuations; and

•	other statements of our expectations, beliefs, future plans and strategies, anticipated development and other matters that are not historical facts.
      When used in this report, the words “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “outlook” and similar expressions are generally intended to identify forward looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report. Important factors that could contribute to such differences are noted in our Annual Report on Form 20-F for the year ended December 31, 2005 in the “Risk Factors” section, “Business Overview” in “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 8.A.7. Legal Proceedings.” These risks and uncertainties include: general

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2006 and 2005 — (Continued)
economic, currency exchange and other market conditions, litigation and regulatory compliance risks, changes in government reimbursement for our dialysis care and pharmaceuticals, the investigation by the Department of Justice, Eastern District of New York, and changes to pharmaceutical utilization patterns.
      This report should be read in conjunction with our disclosures and discussions contained in our Annual Report on Form 20-F for the year ended December 31, 2005.
      Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.
Overview
      We are engaged primarily in providing dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. In the U.S., we also perform clinical laboratory testing. We estimate that providing dialysis services and distributing dialysis products and equipment represents an over $50 billion worldwide market with expected annual patient growth of 6%. Patient growth results from factors such as the aging population; increasing incidence of diabetes and hypertension, which frequently precedes the onset of ESRD; improvements in treatment quality, which prolong patient life; and improving standards of living in developing countries, which make life saving dialysis treatment available. Key to continued growth in revenue is our ability to attract new patients in order to increase the number of treatments performed each year. For that reason, we believe the number of treatments performed each year is a strong indicator of continued revenue growth and success. In addition, the reimbursement and ancillary services utilization environment significantly influences our business. In the past we experienced and also expect in the future generally stable reimbursements for dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. The majority of treatments are paid for by governmental institutions such as Medicare in the United States. As a consequence of the pressure to decrease health care costs, reimbursement rate increases have been limited. Our ability to influence the pricing of our services is limited. Profitability depends on our ability to manage rising labor, drug and supply costs.
      On December 8, 2003, the Medicare Prescription Drug, Modernization and Improvement Act of 2003 was enacted (the “Medicare Modernization Act”). This law makes several significant changes to U.S. government payment for dialysis services and pharmaceuticals. First, it increased the composite rate for renal dialysis facilities by 1.6% on January 1, 2005. Second, effective January 1, 2005, payments for ten separately billable dialysis-related medications were based on average acquisition cost (as determined by the Office of the Inspector General (“OIG”) and updated by Centers for Medicare and Medicaid Services of the U.S. Department of Health and Human Services (“CMS”)) and payments for the remaining separately billable dialysis-related medications are based on average sales price (“ASP”) plus 6% (ASP is defined in the law as a manufacturer’s ASP to all purchasers in a calendar quarter per unit of each drug and biological sold in that same calendar quarter, excluding sales exempt from best price and nominal price sales and including all discounts, chargebacks and rebates). Third, the difference between the determined acquisition cost-based reimbursement and what would have been received under the prior average wholesale price-based (“AWP-based”) reimbursement methodology was added to the composite rate. Fourth, effective April 1, 2005, providers received higher composite rate payments for certain patients based on their age, body mass index and body surface area. Fifth, beginning in 2006, the Secretary of the Department of Health and Human Services (the “Secretary”) was authorized to set payment for all separately billed drugs and biologicals at

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2006 and 2005 — (Continued)
either acquisition cost or average sales price. Lastly, the Secretary was required to establish a three-year demonstration project to test the use of a fully case-mix adjusted payment system for ESRD services, beginning January 1, 2006. Under this project, separately billable drugs and biologicals and related clinical laboratory tests would be bundled into the facility composite rate. Participating facilities would receive an additional 1.6% composite rate increase. The demonstration project has not yet been announced.
      On November 2, 2005, CMS released the final physician fee schedule for calendar year (“CY”) 2006. The key provisions affecting ESRD facilities include revisions to the pricing methodology for separately billable drugs, revisions to the drug add-on payment methodology and calculation of the drug add-on for CY 2006, and revisions to the geographic adjustment to the composite rate. In addition, CMS has decided to maintain the case-mix adjustments finalized in last year’s rule, as well as the base composite rate. For CY 2006, CMS has decided to pay for separately billable drugs and biologicals provided by both hospital-based and independent dialysis facilities using the average sales price plus six percent methodology (“ASP+6%”). According to CMS, the drug add-on adjustment for 2006 will be 14.7%. CMS is also implementing several changes to the ESRD wage index. First, over a four-year transition period, CMS will apply the Office of Management and Budget’s revised core-based statistical area (CBSA) -based definitions as the basis for revising the urban/rural locales and corresponding wage index values reflected in the composite rate. Since the Medicare Modernization Act requires that any revisions to the ESRD composite rate payment system be budget neutral, CMS will apply the budget neutrality adjustment factor directly to the revised ESRD wage index values (rather than the base composite payment rates). CMS estimates the overall impact of the changes to be a 1.9% increase for independent facilities. The Company’s estimates of the impact of such changes on its business are consistent with the CMS calculations. For a discussion of the composite rate for reimbursement of dialysis treatments, see Item 4, Section B, “Business Overview — Regulatory and Legal Matters — Reimbursement” in our Annual Report on Form 20-F for the year ended December 31, 2005.
      The Deficit Reduction Act (“DRA”) of February 1, 2006, further increased the composite rate by an additional 1.6% effective January 1, 2006. To account for this increase to the composite rate and to preserve the originally intended economic impact of the Medicare Modernization Act, the drug add on percentage was reduced to 14.5%.
      On November 9, 2005, CMS announced a new national monitoring policy for claims for Epogen and Aranesp for ESRD patients treated in renal dialysis facilities. Previously, claims for Epogen reimbursement were subject to focused CMS review when the ESRD patient’s hematocrit level reached 37.5 or more. In the new monitoring policy, CMS recognized that there is considerable natural variability in individual patient hematocrit levels which makes it difficult to maintain a hematocrit level within an narrow range. Consequently, CMS will not initiate monitoring of claims until the patient’s hematocrit level reaches 39.0 (hemoglobin of 13.0). Under the new monitoring policy, for services furnished on or after April 1, 2006, CMS will expect a 25 percent reduction in the dosage of Epogen or Aranesp administered to ESRD patients whose hematocrit exceeds 39.0 (or hemoglobin exceeds 13.0). If the dosage is not reduced by 25 percent, payment will be made by CMS as if the dosage reduction had occurred. This payment reduction may be appealed under the normal appeal process. In addition, effective April 1, 2006, CMS will limit Epogen and Aranesp reimbursement to a maximum per patient per month aggregate dose of 500,000 IU for Epogen and 1500 mcg for Aranesp. We are in the process of implementing CMS’s new Epogen and Aranesp monitoring policy and we expect it to have a slightly negative impact on our operating results. The administration of EPO represented approximately 23% and 24% of total North America dialysis care revenue for the periods ending March 31, 2006 and March 31, 2005, respectively.

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2006 and 2005 — (Continued)
      The recent proposal included in the Bush administration budget to extend the Medicare coordination of benefits period to five years would generally be favorable to us and other dialysis providers since it would extend the period during which providers would receive the generally higher payments by employer group health plans prior to the commencement of primary Medicare coverage for dialysis treatment. However, the proposal in the same budget to eliminate Medicare bad-debt recoveries, if adopted as proposed, would have a material adverse impact on our operating results. There can be no assurance that either proposal will be adopted as proposed, or at all.
      Our operations are organized geographically and accordingly we have identified three operating segments, North America, International, and Asia Pacific. For reporting purposes, we have aggregated the International and Asia Pacific segments as “International”. We aggregated these segments due to their similar economic characteristics. These characteristics include same services provided and same products sold, same type patient population, similar methods of distribution of products and services and similar economic environments. Our management board members responsible for the profitability and cash flow of each segment’s various businesses supervises the management of each operating segment. The accounting policies of the operating segments are the same as those we apply in preparing our consolidated financial statements under accounting principles generally accepted in the United States (“U.S. GAAP”). Our management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses.
      With respect to the performance of our business operations, our management believes the most appropriate measure in this regard is operating income, which measures our source of earnings. Financing is a corporate function which segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. We also regard income taxes to be outside the segments’ control. Accordingly, these items are not included in our analysis of segment results but are discussed separately below under the heading “Corporate”. For information regarding the anticipated effects of the RCG acquisition, which is not included in our results of operations for the period ending March 31, 2006, see “Liquidity and Capital Resources — Outlook” below.

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2006 and 2005 — (Continued)
Results of Operations
      The following table summarizes our financial performance and certain operating results by segment for the periods indicated. Inter-segment sales primarily reflect sales of medical equipment and supplies from the International segment to the North America segment. We prepared the information using a management approach, consistent with the basis and manner in which our management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance.

	For the Three Months
	Ended March 31,

	2006	2005

	(Unaudited)
	(In millions)
Total revenue
North America	$1,194	$1,088
International	566	533

Totals	1,760	1,621

Inter-segment revenue
North America	—	—
International	13	12

Totals	13	12

Total net revenue
North America	1,194	1,088
International	553	521

Totals	1,747	1,609

Amortization and depreciation
North America	35	34
International	26	26
Corporate	—	—

Totals	61	60

Operating income
North America	164	146
International	96	82
Corporate	(16)	(8)

Totals	244	220

Interest income	5	2
Interest expense	(61)	(44)
Income tax expense	(71)	(70)
Minority interest	(1)	(1)

Net Income	$116	$107

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2006 and 2005 — (Continued)
Three months ended March 31, 2006 compared to three months ended March 31, 2005

	Key Indicators for Consolidated Financial Statements

			Change in %
	Three Months	Three Months
	Ended	Ended		At Constant
	March 31,	March 31,	As	Exchange
	2006	2005	Reported	Rates

Number of treatments	5,022,000	4,716,000	6%
Same market treatment growth in %	4.9%	4.4%
Revenue in $ million	1,747	1,609	9%	10%
Gross profit in % of revenue	33.1%	31.6%
Selling, general and administrative costs in % of revenue	18.4%	17.1%
Net income in $ million	116	107	8%
      Net revenue increased for the quarter ended March 31, 2006 over the comparable period in 2005 due to growth in revenue in both dialysis care and dialysis products.
      Dialysis care revenue grew by 9% to $1,273 million (10% at constant exchange rates) in the first quarter of 2006 mainly due to increased revenue per treatment (4%) and the growth in same market treatments (5%) combined with acquisitions (1%), not including the RCG Acquisition, partially offset by a decrease in revenue due to foreign exchange effects (1%).
      The number of treatments in the first quarter of 2006 represents an increase of 6% over the same period in 2005. Same store treatment growth was 5% with additional growth of 2% from acquisitions. This was partially offset by the effects of sold or closed clinics (1%).
      At March 31, 2006, excluding the effects of the RCG Acquisition which closed on March 31, 2006, we owned, operated or managed 1,700 clinics compared to 1,630 clinics at March 31, 2005. During the first quarter of 2006, we acquired 8 clinics, opened 16 clinics and combined or closed 6 clinics. The number of patients treated in clinics that we own, operate or manage increased by 6% to approximately 133,100 at March 31, 2006 from approximately 125,900 at March 31, 2005. Average revenue per treatment for world-wide dialysis services increased to $253 from $246 mainly due to the world-wide improved revenue rate per treatment partially offset by unfavorable currency translation effects.
      Dialysis product revenue increased by 6% to $474 million (11% at constant exchange rates) in the same period.
      The increase in gross profit margin is primarily a result of higher treatment rates in North America, favorable operational performance in Latin America and operating improvements in the Asia Pacific region partially offset by higher personnel expenses in North America. Depreciation and amortization expense for the first quarter of 2006 was $61 million compared to $60 million for the same period in 2005.
      Selling, general and administrative costs increased from $276 million in the first quarter of 2005 to $322 million in the same period of 2006. Selling, general and administrative costs as a percentage of sales increased from 17.1% in the first quarter of 2005 to 18.4% in the same period of 2006. The percentage increase is mainly due to compensation received in 2005 for cancellation of a distribution contract in Japan and a patent litigation settlement which had favorable effects in the first quarter 2005. In addition, in the first quarter 2006, the following developments added to the increase: higher personnel cost and higher delivery costs due to

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2006 and 2005 — (Continued)
fuel price increases in North America, the impact of the implementation of FAS 123(R) for fair value accounting for stock options and the costs related to the transformation of our legal form. These were partially offset by the one time impact of collections of previously written off receivables and the lower bad debt expense as a percentage of sales.
      Bad debt expense remained constant at $30 million for both periods, decreasing slightly to 1.7% of sales for the three-month period ending March 31, 2006 as compared to 1.9% of sales for the same period in 2005.
      Operating income margin increased from 13.7% for the period ending March 31, 2005 to 14.0% for the same period in 2006. Stock compensation costs which were measured at the fair value in the period ending March 31, 2006 due to an accounting change and costs related to the transformation resulted in a 0.2% negative impact on the operating income margin for the period ending March 31, 2006.
      Interest expense increased from $44 million for the first quarter in 2005 to $61 million for the same period in 2006 mainly as a result of the write off of unamortized fees approximating $15 million related to our 2003 Credit Agreement which was replaced by a new credit agreement in conjunction with the acquisition of RCG.
      Net income increased from $107 million in the period ending March 31, 2005 to $116 million in the same period in 2006 despite the effects of the $3 million costs relating to the accounting change for stock options, the $1 million costs related to the transformation and the $15 million write off of fees related to our 2003 credit agreement (in the aggregate, $11 million of after tax cost).
      The following discussions pertain to our business segments and the measures we use to manage these segments.
North America Segment

	Key Indicators for North America Segment

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2006	2005	Change in %

Number of treatments	3,376,000	3,250,000	4%
Same market treatment growth in %	2.4%	3.8%
Revenue in $ million	1,194	1,088	10%
Depreciation and amortization in $ million	35	34	4%
Operating income in $ million	164	146	12%
Operating income margin in %	13.8%	13.4%

Revenue
      Net revenue for the North America segment for the first quarter 2006 increased as a result of increases in dialysis care revenue by 9% from $968 to $1,059 million and product sales revenue by 12% from $120 million to $135 million.
      The increase in dialysis care revenue was driven by a 4% increase in treatments with same store treatment growth of 2% and 2% resulting from acquisitions. In addition, revenue per treatment improved 5%. The administration of EPO represented approximately 23% and 24% of total North America dialysis care revenue for the periods ending March 31, 2006 and March 31, 2005, respectively.

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2006 and 2005 — (Continued)
      At March 31, 2006, approximately 89,800 patients (a 3% increase over the same period in the prior year) were being treated in the 1,165 clinics that we own, operate or manage in the North America segment, excluding the RCG clinics, compared to approximately 87,000 patients treated in 1,140 clinics at March 31, 2005. The average revenue per treatment in the first quarter increased from $291 in 2005 to $307 during 2006. In the U.S., the average revenue per treatment increased form $293 for the first quarter 2005 to $310 in the first quarter 2006. The improvement in the revenue rate per treatment is primarily due to increases in improved commercial payor contracts, increases in the dialysis treatment reimbursement rates including the 1.6% legislated increase from Medicare and the transfer of Medicare drug reimbursements for separately billable items into the composite rate (see Overview above).
      Product revenue increase was driven mostly by increased sales volume of machines and dialyzers.

Operating Income
      Operating income increased by 12% from $146 million for the period ended March 31, 2005 to $164 million for the same period in 2006 primarily due to increased treatments and a higher volume of products sold. Operating income margin increased from 13.4% for the first period in 2005 as compared to 13.8% for the same period in 2006. Operating income margin increased as a result of increased treatment volume, increased revenue per treatment and increased product sales, partially offset by higher personnel expenses, higher delivery costs due to higher fuel prices and higher bad debt expense. Cost per treatment increased to $263 in 2006 from $253 in 2005.
International Segment

	Key Indicators for International Segment

			Change in %
	Three Months	Three Months
	Ended	Ended		At Constant
	March 31,	March 31,	As	Exchange
	2006	2005	Reported	Rates

Number of treatments	1,646,000	1,466,000	12%
Same market treatment growth in %	10.4%	5.6%
Revenue in $ million	553	521	6%	12%
Depreciation and amortization in $ million	26	26	1%
Operating income in $ million	96	82	17%
Operating income margin in %	17.3%	15.8%

Revenue
      The increase in net revenues for the International segment resulted from increases in both dialysis care and dialysis product revenues. Acquisitions contributed approximately 1% partially offset by closed or sold clinics 1%. Organic growth during the period was 12% at constant exchange rates. This increase was offset by a 6% exchange rate effect due to the strengthening of the dollar against various local currencies.
      Including the effects of the acquisitions, European region revenue increased 2% (10% at constant exchange rates), Latin America region revenue increased 25% (18% at constant exchange rates), and Asia Pacific region revenue increased 13% (16% at constant exchange rates).

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2006 and 2005 — (Continued)
      Total dialysis care revenue for the entire International segment increased during the first quarter of 2006 by 10% (15% at constant exchange rates) to $213 million in 2006 from $194 million in the same period of 2005. This increase is a result of organic growth of 11%, a 3% increase in contributions from acquisitions, 1% as a result of revenue per treatment increase partially offset by approximately 5% due to exchange rate fluctuations.
      As of March 31, 2006, approximately 43,300 patients (an 11% increase over the same period in the prior year) were being treated at 535 clinics that we own, operate or manage in the International segment compared to 38,900 patients treated at 490 clinics at March 31, 2005. The average revenue per treatment decreased to $130 ($136 at constant exchange rates) from $132 due to the strengthening of the dollar against local currencies partially offset by increased reimbursement rates.
      Total dialysis product revenue for the first quarter of 2006 increased by 4% (10% at constant exchange rates) to $340 million driven mostly by increased sales of hemodialysis and peritoneal machines.

Operating Income
      Our operating income increased by 17% to $96 million primarily as a result of an increase in treatment volume and in volume of products sold. Operating margin increased from 15.8% to 17.3%. The main causes for the margin increase were improvements in our operations in Latin America and Asia Pacific, the one time impact of receipt of collections of previous written off receivables, and lower bad debt expense partially offset by the one time effects of income associated with the cancellation of a distribution agreement and patent litigation settlement in 2005.
Corporate
      We do not allocate “corporate costs” to our segments in calculating segment operating income as we believe that these costs are not within the control of the individual segments. These corporate costs primarily relate to certain headquarters overhead charges including accounting and finance, professional services, etc.
      Total corporate operating loss was $16 million in the quarter ended March 31, 2006 compared to an operating loss of $8 million in the same period of 2005. This increase includes approximately $3 million due to the adoption of the change in accounting for stock compensation and approximately $1 million in transformation costs.
The following discussions pertain to our total Company costs.

Interest
      Interest expense for the first quarter of 2006 increased 37% to $61 million as compared to $44 million in the same period in 2005 mainly due to the write off of unamortized fees of approximately $15 million related to the 2003 Credit Agreement that was replaced by the 2006 Credit Agreement in conjunction with the acquisition of RCG.

Income Taxes
      The effective tax rate for the quarter ended March 31, 2006 was 37.9% compared to 39.2% during the same period in 2005 mainly related to the financing structure for the RCG Acquisition.

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2006 and 2005 — (Continued)
LIQUIDITY AND CAPITAL RESOURCES
Three months ended March 31, 2006 compared to three months ended March 31, 2005
Liquidity
      We require capital primarily to acquire and develop free standing renal dialysis centers, to purchase property for new renal dialysis centers and production sites, equipment for existing or new renal dialysis centers and production centers and to finance working capital needs. At March 31, 2006, our working capital was $1,028 million; cash and cash equivalents $364 million; and our current ratio was 1.4 to 1.0.
      Our primary sources of liquidity have historically been cash from operations, cash from short-term borrowings as well as from long-term debt from third parties and from related parties and cash from issuance of equity securities and trust preferred securities. Cash from operations is impacted by the profitability of our business and the development of our working capital, principally receivables. The profitability of our business depends significantly on reimbursement rates. Approximately 73% of our revenues are generated by providing dialysis treatment a major portion of which is reimbursed by either public health care organizations or private insurers. For the period ended March 31, 2006, approximately 36% of our consolidated revenues resulted from U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes could affect all Medicare reimbursement rates for the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. See “Overview”, above, for a discussion of recent Medicare reimbursement rate changes. Furthermore cash from operations depends on the collection of accounts receivable. We could face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems. Some customers and governments may have longer payment cycles. Should this payment cycle lengthen, then this could have a material adverse effect on our capacity to generate cash flow.
      The accounts receivable balance at March 31, 2006 and December 31 2005, net of valuation allowances, represented approximately 78 and 82 days of net revenue, respectively. This favorable development is mainly a result of our management effort to improve collection of receivables. The development of days sales outstanding by operating segment is shown in the table below.
Development of Days Sales Outstanding

	March 31,	December 31,
	2006	2005

North America	60	63
International	117	120

Total	78	82

      We are party to a $4.6 billion syndicated credit facility with Bank of America, N.A. (“BofA”); Deutsche Bank AG New York Branch; The Bank of Nova Scotia, Credit Suisse, Cayman Islands Branch; JPMorgan Chase Bank, National Association; and certain other lenders (collectively, the “2006 Credit Agreement”) on

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2006 and 2005 — (Continued)
March 31, 2006 which replace the existing credit facility (the “2003 Credit Agreement”). The new credit facility consists of:

•	a 5-year $1 billion revolving credit facility (of which up to $0.25 billion is available for letters of credit, up to $0.3 billion is available for borrowings in certain non-U.S. currencies, up to $0.15 billion is available as swing lines in U.S. dollars, up to $0.25 billion is available as a competitive loan facility and up to $0.05 billion is available as swing lines in certain non-U.S. currencies, the total of which cannot exceed $1 billion) which will be due and payable on March 31, 2011 (the “Revolver” and referred to as the “Bank Credit Agreement” in the exhibits hereto).

•	a 5-year term loan facility (“Loan A”) of $1.85 billion, also scheduled to expire on March 31, 2011. The terms of the 2006 Credit Agreement require 20 quarterly payments that permanently reduce the term loan facility. The repayment begins June 30, 2006 and amounts to $0.03 billion per quarter. The remaining amount outstanding is due on March 31, 2011.

•	a 7-year term loan facility (“Loan B”) of $1.75 billion scheduled to expire on March 31, 2013. The terms of the 2006 Credit Agreement require 28 quarterly payments that permanently reduce the term loan facility. The repayment begins June 30, 2006. The first 24 quarterly payments will be equal to one quarter of one percent (0.25%) of the original principal balance outstanding, payments 25 through 28 will be equal to twenty-three and one half percent (23.5%) of the original principal balance outstanding with the final payment due on March 31, 2013 subject to an early repayment requirement on March 1, 2011 if the Trust Preferred Securities due June 15, 2011 are not repaid or refinanced or their maturity is not extended prior to that date. (Loan A and Loan B are collectively part of the Term Loan Credit Agreement referenced in the exhibits hereto.)
      Interest on the new credit facility will be our option — depending on the interest periods chosen — at a rate equal to either (i) LIBOR plus an applicable margin or (ii) the higher of (a) BofA’s prime rate or (b) the Federal Funds rate plus 0.5%, plus an applicable margin.
      The applicable margin is variable and depends on our Consolidated Leverage Ratio which is a ratio of our Consolidated Funded Debt less up to $0.03 billion cash and cash equivalents held by the Consolidated Group to Consolidated EBITDA (as these terms are defined in the 2006 Credit Agreement).
      In addition to scheduled principal payments, indebtedness outstanding under the 2006 Credit Agreement will be reduced by portions of the net cash proceeds from certain sales of assets, securitization transactions other than the Company’s existing accounts receivable facility and the issuance of subordinated debt other than certain intercompany transactions.
      The 2006 Credit Agreement contains affirmative and negative covenants with respect to the Company and its subsidiaries and other payment restrictions. Some of the covenants limit indebtedness of the Company and investments by the Company, and require the Company to maintain certain ratios defined in the agreement. Additionally, the 2006 Credit Agreement provides for a dividend restriction which is $0.22 billion for dividends paid in 2006, and increases in subsequent years. In default, the outstanding balance under the 2006 Credit Agreement becomes immediately due and payable at the option of the Lenders. As of March 31, 2006, the Company is in compliance with all financial covenants under the 2006 Credit Agreement.
      Upon closing of the 2006 Credit Agreement, we borrowed $0.263 billion on the Revolver at 6.3% interest through the period ending April 11, 2006, $1.85 billion on Term Loan A at an average interest of 6.43% for the period ending June 30, 2006, and $1.75 billion on Term Loan B at an average interest of 6.43% for the

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2006 and 2005 — (Continued)
period ending June 30, 2006, the proceeds of which were used in conjunction with the RCG Acquisition, to refinance our 2003 credit agreement (the “2003 Credit Agreement”) and for general corporate purposes.
      In conjunction with the new 2006 credit facilities and the related variable rate based interest payments, we entered into interest rate swaps in the notional amount of $2.465 billion. These instruments, designated as cash flow hedges, effectively convert forecasted LIBOR based interest payments into fixed rate based interest payments which fix the interest rate on $2.465 billion of the forecasted financing under the new senior credit facilities at 4.32% plus applicable margin. These swaps are denominated in U.S. dollars and expire at various dates between 2008 and 2012.
      We incurred fees of approximately $0.085 billion in conjunction with the 2006 Credit Agreement which will be amortized over the life of the credit agreement and wrote off approximately $0.015 billion in unamortized fees related to our 2003 Credit Agreement at March 31, 2006.
      We are also party to, through various direct and indirect subsidiaries, an Amended and Restated Subordinated Loan Note (the “Note”) entered into on March 31, 2006, with Fresenius AG (“FAG”) which amended the Subordinated Loan Note dated May 18, 1999. Under the Note, we or our subsidiaries may request and receive one or more advances (each an “Advance”) up to an aggregate amount of $400,000 during the period ending March 31, 2011. The Advances may be repaid and reborrowed during the period but FAG is under no obligation to make an advance. Each advance is repayable in full one, two or three months after the date of the Advance or any other date as agreed to by the parties to the Advance or, if no maturity date is so agreed, the Advance will have a one month term.
      All Advances will bear interest at a variable rate per annum equal to LIBOR plus an applicable margin that is based upon the Consolidated Leverage Ratio, as defined in the 2006 Credit Agreement. Advances are subordinated to outstanding loans under the 2006 Credit Agreement and all other indebtedness of the borrower or to which a borrower is a guarantor.
      Advances were made on March 31, 2006 in the amount of $0.24 billion most of the proceeds of which were used in conjunction with the RCG acquisition and other corporate purposes.
      Liquidity is also provided from short-term borrowings generated by selling interests in our accounts receivable (“A/ R Facility”) which is available to us through October 19, 2006 and which is typically renewed annually subject to the availability of sufficient accounts receivable that meet certain criteria defined in the A/R Facility agreement with the third party funding corporation. A lack of availability of such accounts receivable could preclude us from utilizing the A/ R Facility for our financial needs.
      Additional long-term financing has been provided through our borrowings under the European Investment Bank (“EIB”) Agreement which was entered into on July 13, 2005 with the revolving portion terminating on July 12, 2013 and the term portion terminating on September 13, 2013.
      We also issued euro denominated notes (“Euro Notes”) on July 27, 2005 that provide long-term working capital through their maturity on July 27, 2009.
      We are also party to letters of credit which have been issued under our 2006 Credit Agreement and by banks utilized by our subsidiaries.

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2006 and 2005 — (Continued)
      From time to time, we also issue long-term securities (“Trust Preferred Securities”) which require the payment of fixed annual distributions to the holders of the securities. The current outstanding Trust Preferred Securities are mandatorily redeemable between 2008 and 2011.
      Our 2006 Credit Agreement, EIB agreement, Euro Notes and the indentures relating to our trust preferred securities include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our 2006 Credit Agreement, we are obligated to maintain a minimum consolidated fixed charge ratio (ratio of consolidated EBITDAR (sum of EBITDA plus rent expense under operating leases) to Consolidated Fixed Charges as these terms are defined in the 2006 Credit Agreement) and a maximum consolidated leverage ratio (ratio of consolidated funded debt to consolidated EBITDA as these terms are defined in the 2006 Credit Agreement). Other covenants in one or more of each of these agreements restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends (limited to $220 million in 2006, dividends paid in 2005 were $137 million and have been proposed for payment in 2006 in the amount of approximately $145 million) and make other restricted payments or create liens. In addition, we are limited as to annual amounts of Consolidated Capital Expenditures we can incur ($600 million in 2006).
      The breach of any of the covenants could result in a default under the 2006 Credit Agreement, the European Investment Bank Agreement, the Euro Notes or the notes underlying our trust preferred securities, which could, in turn, create additional defaults under the agreements relating to our other long-term indebtedness. In default, the outstanding balance under the 2006 Credit Agreement becomes due at the option of the Lenders. As of March 31, 2006, we are in compliance with all financial covenants under the 2006 Credit Agreement and our other financing agreements.
      The settlement agreement with the asbestos creditors committees on behalf of the W.R. Grace & Co. bankruptcy estate (see Item 8.A.7, “Financial Information — Legal Proceedings” in our Annual Report on Form 20-F for the year ended December 31, 2005) provides for payment by the Company of $115 million upon approval of the settlement agreement by the U.S. District Court, which has occurred, and confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that includes the settlement. The $115 million obligation was included in the special charge we recorded in 2001 to address 1996 merger-related legal matters. The payment obligation is not interest-bearing.
      We are subject to ongoing tax audits in the U.S., Germany and other jurisdictions. We have received notices of unfavorable adjustments and disallowances in connection with certain of the audits. We are contesting, including appealing certain of these unfavorable determinations. In conjunction with a disputed tax assessment in Germany, we made a $78 million payment to discontinue the accrual of additional non-tax deductible interest until the final resolution of the disputed assessment. We may be subject to additional unfavorable adjustments and disallowances in connection with ongoing audits. If our objections and any final audit appeals are unsuccessful, we could be required to make additional tax payments. With respect to adjustments and disallowances currently on appeal, we do not anticipate that an unfavorable ruling would have a material impact on our results of operations. We are not currently able to determine the timing of these potential additional tax payments. If all potential additional tax payments and the Grace Chapter 11 Proceedings settlement payment were to occur contemporaneously, there could be a material adverse impact on our operating cash flow in the relevant reporting period. Nonetheless, we anticipate that cash from operations and, if required, our available liquidity will be sufficient to satisfy all such obligations if and when they come due.

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2006 and 2005 — (Continued)
Analysis of Cash Flow

Operations
      We generated cash from operating activities of $162 million in the first three months of 2006 and $138 million in the comparable period in 2005, an increase of approximately 17% over the prior year. Cash flows were primarily generated by an increase in net income and working capital improvements. Cash flows were impacted principally by a reduction of days sales outstanding and a $41 million tax payment made in 2005 in the US and partially offset by increases in accounts receivables for vendor rebates and increased inventories. Cash flows were used mainly for investing (capital expenditures and acquisitions), and to pay down debt.

Investing
      Cash used in investing activities increased from $62 million to $4,016 million mainly because of the RCG acquisition cost of $3,941. Additionally, in the period ending March 31, 2006, we paid approximately $10 million cash in the International segment for acquisitions consisting primarily of dialysis clinics. In the same period in 2005, we paid approximately $22 million ($15 million for the North American segment and $7 million for the International segment) cash for acquisitions consisting primarily of dialysis clinics.
      Capital expenditures for property, plant and equipment net of disposals were $65 million in the period ending March 31, 2006 and $40 million in same period in 2005. In the first quarter of 2006, capital expenditures were $46 million in the North America segment and $19 million for the International segment. In 2005, capital expenditures were $22 million in the North America segment and $18 million for the International segment. The majority of our capital expenditures was used for the replacement of assets in our existing clinics, equipping new clinics, the modernization and expansion of production facilities primarily in North America, Germany and France. Capital expenditures were approximately 4% of total revenue.

Financing
      Net cash provided by financing was $4,128 million for the first quarter 2006 compared to cash used in financing of $83 million for the first quarter 2005 mainly due to the $3,941 million required for the RCG acquisition. In addition, the conversion premium paid in connection with the conversion of preference shares to ordinary shares generated approximately $309 million cash. Cash on hand was $364 million at March 31, 2006 compared to $85 million at March 31, 2005.
Outlook

Acquisition and Divestures
      As part of the RCG Acquisition, we were required to divest a total of 105 renal dialysis centers in order to complete the RCG acquisition in accordance with a consent order issued by the United States Federal Trade Commission (“FTC”) on March 31, 2006. We sold 96 free standing renal dialysis centers on April 7, 2006 to National Renal Institutes, Inc., a wholly owned subsidiary of DSI Holding Company, Inc., and we also entered into an agreement to sell DSI an additional 9 centers, which is expected to close in the second quarter of 2006. We will receive aggregate cash consideration of approximately $512 million for all of the centers being divested, subject to customary post-closing adjustments.

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2006 and 2005 — (Continued)
      We believe the RCG acquisition will be earnings neutral to slightly accretive in 2006 after excluding the transaction related expenses and accretive from 2007 onward.
      The following is a summary of certain statistical indicators for our operations at March 31, 2006 before and after giving effect to the RCG acquisition as if the RCG acquisition and related divestures had occurred on January 1, 2006:
Patients
      In the first quarter of 2006, we treated approximately 133,100 patients worldwide, which represents a 6% increase in patients over the prior year. North America provided dialysis treatments for more than 89,800 patients (up 3%) and the International segment served approximately 43,300 patients (up 11%). Including RCG and after the related divestitures, we provide dialysis for approximately 158,700 patients worldwide, including 115,400 patients in North America as of March 31, 2006.
Clinics
      As of March 31, 2006 and ignoring the RCG Acquisition and related divestitures, we operate a total of 1,700 clinics worldwide, comprised of 1,165 clinics, an increase of 2% in North America, and 535 clinics, an increase of 9% in the International segment. Including RCG and after divestitures, we operate a total of 2,045 clinics worldwide, including 1,510 clinics in North America.
Treatments
      For the period ended March 31, 2006 we delivered approximately 5.02 million dialysis treatments worldwide, which represents an increase of 6% year over year. North America accounted for 3.38 million treatments, an increase of 4%, and the International segment delivered 1.65 million treatments, an increase of 12% over last year. Giving effect to the RCG Acquisition and related divestitures as if they had occurred at January 1, 2006, we delivered approximately 6.01 million dialysis treatments worldwide, including 4.36 million dialysis treatments in North America.
Net Income
      For the remainder of 2006, we intend to include in our reports financial information showing our results as if the RCG Acquisition and the related divestiture of the 105 dialysis centers had occurred on January 1, 2006, and excluding the one-time costs related to the RCG acquisition, such as integration costs and the write-off of non-amortized prepaid financing fees, and excluding the additional costs related to the change of accounting principle for stock options (FAS 123(R)). We expect net income for 2006 calculated on this basis to be 10-15% higher than net income of $472 million in 2005 after excluding one time costs related to our transformation of legal form and costs associated with the settlement of shareholder lawsuits. We believe that providing financial information that excludes the effects of these costs will better facilitate the comparability of our operating results for this year. Our presentation of Net Income excluding these costs should not be viewed as a substitute for a pro forma statement of operations prepared in accordance with the rules of the SEC for preparation of pro forma financial information. For pro forma financial information showing the effects of the RCG acquisition and related divestitures on our results of operations, see Note 3 to our Consolidated Financial Statements included in this report.

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2006 and 2005 — (Continued)
      The following table sets forth a reconciliation between our expected Net Income for 2006 and our actual Net Income for 2005 and our expected or actual Net Income for such years as adjusted for the foregoing expenses.

	For year ending
	December 31,

(Amounts in millions)	2006	2005

Net Income (Range estimated for 2006, actual for 2005	455-475	455
Add back after tax effects of:
Transformation and settlement costs	1	17
RCG integration costs	30
Change in stock option compensation expense (FAS 123(R))	14
Write off of unamortized prepaid financing fees	9
Impact of FTC mandated clinic divesture	6
Additional contribution of RCG if acquisitions would have closed on January 1, 2006	5

Outlook Net Income after add backs	520-540	472

% change over 2005	10-15%
Investing
      During 2006, we plan to make acquisitions in the range of $100 million excluding the Acquisition of RCG noted above, and capital expenditures in the range of $450 million including the acquisitions and capital expenditures made during the period ending March 31, 2006.

Accounting Treatment for the Conversion of our Preference Shares into Ordinary Shares
      The conversion of the Company’s preference shares was expected to have an impact on the earnings (or loss) per share available to the holders of the Company’s ordinary shares upon conversion of the preference shares into ordinary shares, under U.S. GAAP. Upon completion of our review, we determined that there was no impact for either the holders of ordinary or preferences shares, therefore, no further reductions or benefits in our financial statements were recorded.

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2006 and 2005 — (Continued)
Debt Covenant Disclosure — EBITDA
      EBITDA (earnings before interest, taxes, depreciation and amortization) was approximately $305 million, 17.5% of sales, for the period ending March 31, 2006. EBITDA is the basis for determining compliance with certain covenants contained in our 2006 Credit Agreement, our Euro Notes and the indentures relating to our outstanding trust preferred securities. You should not consider EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. In additions, not all funds depicted by EBITDA are available for management’s discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements for debt service, to fund necessary capital expenditures and to meet other commitments from time to time as described in more detail elsewhere in our annual report on Form 20-F for the year ended December 31, 2005. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies. A reconciliation of cash flow provided by operating activities to EBITDA is calculated as follows:
Reconciliation of measures for consolidated totals

	For the Three Months
	Ended March 31,

In thousands	2006	2005

Total EBITDA	$305,103	$279,694
Settlement of shareholder proceedings	(850)	—
Interest expense (net of interest income)	(56,195)	(42,287)
Income tax expense	(71,133)	(69,643)
Change in deferred taxes, net	8,578	18,542
Changes in operating assets and liabilities	(27,293)	(47,643)
Other items, net	3,450	(188)

Net cash provided by operating activities	$161,660	$138,475

PART I
FINANCIAL INFORMATION
ITEM 3
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation
      During the period ended March 31, 2006, no material changes occurred to the information presented in Item 11 of the Company’s Form 20-F annual report for the year ended December 31, 2005. For additional information, see Item 11, “Quantitative and Qualitative Disclosures About Market Risk” in the Company’s Form 20-F annual report for the year ended December 31, 2005.

PART I
FINANCIAL INFORMATION
ITEM 4
CONTROLS AND PROCEDURES
      The Company’s management, including the Chief Executive Officer and Chief Financial Officer of the Company’s general partner, have conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report, as contemplated by Securities Exchange Act Rule 13a-14. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures are effective in ensuring that all material information required to be filed in this quarterly report has been made known to them in a timely fashion. During the past fiscal quarter, there have been no significant changes in internal controls, or in factors that could significantly affect internal controls.

PART II
OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS
Commercial Litigation
      We were formed as a result of a series of transactions pursuant to the Agreement and Plan of Reorganization (the “Merger”) dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius AG. At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant liabilities arising out of product-liability related litigation (including asbestos-related actions), pre-Merger tax claims and other claims unrelated to NMC, which was W.R. Grace & Co.’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify us, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.
      Pre-Merger tax claims or tax claims that would arise if events were to violate the tax-free nature of the Merger, could ultimately be our obligation. In particular, W. R. Grace & Co. has disclosed in its filings with the Securities and Exchange Commission that: its tax returns for the 1993 to 1996 tax years are under audit by the Internal Revenue Service (the “Service”); W. R. Grace & Co. has received the Service’s examination report on tax periods 1993 to 1996; that during those years W.R. Grace & Co. deducted approximately $122 million in interest attributable to corporate owned life insurance (“COLI”) policy loans; that W.R. Grace & Co. has paid $21 million of tax and interest related to COLI deductions taken in tax years prior to 1993; that a U.S. District Court ruling has denied interest deductions of a taxpayer in a similar situation.
      In October 2004, W.R. Grace & Co. obtained bankruptcy court approval to settle its COLI claims with the Service. In January 2005, W.R. Grace & Co., FMCH and Sealed Air Corporation executed a settlement agreement with respect to the Service’s COLI-related claims and other tax claims. On April 14, 2005, W.R. Grace & Co. paid the Service approximately $90 million in connection with taxes owed for the tax periods 1993 to 1996 pursuant to a bankruptcy court order directing W.R. Grace & Co. to make such payment. Subject to certain representations made by W.R. Grace & Co., the Company and Fresenius AG, W.R. Grace & Co. and certain of its affiliates agreed to indemnify us against this and other pre-Merger and Merger-related tax liabilities.
      Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.- Conn., and by the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.
      In 2003, we reached agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to us that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the settlement agreement as amended (the “Settlement Agreement”), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and we will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, we will pay a total of $115 million to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement has been approved by the U.S. District Court. Subsequent to the Merger, W.R.

PART II
OTHER INFORMATION — (Continued)
Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (“Sealed Air”, formerly known as Grace Holding, Inc.). We are engaged in litigation with Sealed Air to confirm our entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon confirmation of a plan that satisfies the conditions of our payment obligation, this litigation will be dismissed with prejudice.
      On April 4, 2003, FMCH filed a suit in the United States District Court for the Northern District of California, Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that it does not infringe on patents held by Baxter International Inc. and its subsidiaries and affiliates (“Baxter”), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against it for alleged infringement of Baxter’s patents. In general, the alleged patents concern touch screens, conductivity alarms, power failure data storage, and balance chambers for hemodialysis machines. Baxter has filed counterclaims against FMCH seeking monetary damages and injunctive relief, and alleging that it willfully infringed on Baxter’s patents. Both parties have filed multiple dispositive motions, some of which have been decided by the court. Trial is currently scheduled for June 2006. FMCH believes its claims are meritorious, although the ultimate outcome of any such proceedings cannot be predicted at this time and an adverse result could have a material adverse effect on our business, financial condition, and results of operations.
Other Litigation and Potential Exposures
      Several ordinary shareholders challenged the resolutions adopted at the EGM approving the conversion of the preference shares into ordinary shares, the adjustment of the employee participation programs, the creation of authorized capital and the transformation of the legal form of the Company, with the objective of having the resolutions declared null and void. On December 19, 2005 the Company and the claimants agreed to a settlement (Prozessvergleich) with the participation of Fresenius AG and Management AG, the general partner, and all proceedings were terminated.
      Pursuant to the settlement, Management AG undertook to (i) make an ex gratia payment to the ordinary shareholders of the Company (other than Fresenius AG), of €0.12 for every share issued as an ordinary share up to August 30, 2005 and (ii) to pay to ordinary shareholders who, at the EGM of August 30, 2005, voted against the conversion proposal, an additional € 0.69 per ordinary share. Ordinary shareholders who were shareholders at the close of business on the day of registration of the conversion and transformation with the commercial register were entitled to a payment under (i) above. Ordinary shareholders who voted against the conversion resolution in the extraordinary general meeting on August 30, 2005, as evidenced by the voting cards held by the Company, were entitled to a payment under (ii) above, but only in respect of shares voted against the conversion resolution. The right to receive payment under (ii) has lapsed as to any shareholder who did not make a written claim for payment with the Company by February 28, 2006.
      The Company also agreed to bear court fees and shareholder legal expenses in connection with the settlement.
      The total costs of the settlement were approximately $6.5 million. A further part of the settlement agreement and German law require that these costs be borne by Fresenius AG and the general partner, Management AG. Under U.S. GAAP, however, these costs must be reflected by the entity benefiting from the actions of its controlling shareholder. As a result, the Company has recorded the settlement amount as an expense in Selling, General and Administrative expense and a contribution in Additional Paid in Capital in Shareholders’ Equity.
      As part of the settlement, the Company, with the participation of Fresenius AG and the general partner, Management AG, also agreed to establish, at the first ordinary general meeting after registration of the transformation of legal form, a joint committee (the “Joint Committee”) (gemeinsamer Ausschuss) of the

PART II
OTHER INFORMATION — (Continued)
supervisory boards of Management AG and FMC — AG & Co. KGaA with authority to advise and decide on certain significant transactions between the Company and Fresenius AG and to approve certain significant acquisitions, dispositions, spin-offs and similar matters. The Company also agreed to establish an Audit and Corporate Governance Committee of the FMC — AG & Co. KGaA Supervisory Board to review the report of the general partner on relations with related parties and report to the overall supervisory board thereon. The general partner Management AG also undertook in this settlement to provide data on the individual remuneration of its management board members according to provisions of the German Commercial Code, commencing with remuneration paid for the year ending December 31, 2006.
      On May 11, 2005, Renal Care Group was served with a complaint in the Chancery Court for the State of Tennessee Twentieth Judicial District at Nashville styled Plumbers Local #65 Pension Fund, on behalf of itself and all others similarly situated, Plaintiff, vs. Renal Care Group, Inc., William P. Johnston, Gary Brukardt, Peter J. Grua, Joseph C. Hutts, Harry R. Jacobson, William V. Lapham, Thomas A. Lowery, Stephen D. McMurray and C. Thomas Smith, Defendants. On May 26, 2005, Renal Care Group was served with a complaint in the Chancery Court for the State of Tennessee Twentieth Judicial District at Nashville styled Hawaii Structural Ironworkers Pension Trust Fund, on behalf of itself and all others similarly situated, Plaintiff, vs. Renal Care Group, Inc., William P. Johnston, Gary Brukardt, Peter J. Grua, Joseph C. Hutts, Harry R. Jacobson, William V. Lapham, Thomas A. Lowery, Stephen D. McMurray and C. Thomas Smith, Defendants. On May 31, 2005, Renal Care Group was served with a complaint in the Chancery Court for the State of Tennessee Twentieth Judicial District at Nashville styled Indiana State District Council of Laborers and Hod Carriers Pension Fund, on behalf of itself and others similar situated, Plaintiff, vs. Renal Care Group, Inc., William P. Johnston, Gary Brukardt, Peter J. Grua, Joseph C. Hutts, Harry R. Jacobson, William V. Lapham, Thomas A. Lowery, Stephen D. McMurray and C. Thomas Smith, Defendants. The original complaints in these three lawsuits were substantially identical. Each complaint was brought by the plaintiff shareholder as a purported class action on behalf of all shareholders similarly situated. The complaints allege that Renal Care Group and its directors engaged in self-dealing and breached their fiduciary duties to Renal Care Group’s shareholders in connection with the merger agreement between Renal Care Group and the Company because, among other things, Renal Care Group used a flawed process, the existence of the previously disclosed subpoena from the Department of Justice, the lack of independence of one of Renal Care Group’s financial advisors and the existence of Renal Care Group’s supplemental executive retirement plan. Renal Care Group removed these cases to federal court in June 2005.
      The plaintiffs in the first two cases dismissed them without prejudice in July 2005, and the third plaintiff filed an amended complaint. The amended complaint asserts the same grounds articulated in the original complaint adding more specific allegations regarding the termination fee, the no solicitation clause and the matching rights provision in the Merger Agreement, and it adds allegations that RCG’s Proxy Statement makes material misrepresentations and omissions regarding the process by which the Merger Agreement was negotiated. Specifically, the Amended Complaint asserts that the Proxy Statement makes material misstatements or omissions regarding: (1) the reason why RCG’s management and Board engaged in a closed process of negotiating a potential merger with the Company and did not solicit potential competing bids from alternative purchasers; (2) the reason why RCG’s Board did not appoint a special committee to evaluate the fairness of the merger; (3) the alternatives available to RCG, including potential alternative transactions and other strategic business opportunities, which purportedly were considered by RCG’s Board during the strategic planning process the Board engaged in during the second half of 2004; (4) all information regarding conflicts of interest suffered by defendants and their financial and legal advisors as alleged herein; (5) all information regarding past investment banking services Bank of America has performed for RCG and the Company and the compensation Bank of America received for those services; (6) the forecasts and projections prepared by RCG’s management for fiscal years 2005 through 2008 that were referenced in the fairness opinions by Morgan Stanley; (7) the estimates of transaction synergies provided by RCG’s management that were referenced in the fairness opinions by Morgan Stanley; and (8) information concerning the amount of money

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Bank of America and Morgan Stanley received in connection with the Acquisition. We believe that the allegations in the pending complaint are without merit. The pending complaint sought to enjoin and prevent the parties from completing the merger. The pending complaint was remanded to Tennessee state court in September 2005.
      FMCH and its subsidiaries received subpoenas from the U.S. Department of Justice, Eastern District of Missouri, in connection with a joint civil and criminal investigation. The subpoenas require production of a broad range of documents relating to the FMCH’s operations, with specific attention to documents related to clinical quality programs, business development activities, medical director compensation and physician relations, joint ventures and anemia management programs. We are cooperating with the government’s requests for information. An adverse determination in this investigation could have a material adverse effect on our business, financial condition and results of operations.
      RCG received a subpoena from the U.S. Department of Justice, Eastern District of Missouri in connection with a joint civil and criminal investigation. The subpoena requires the production of documents related to numerous aspects of RCG’s business and operations. The areas covered by the subpoena include RCG’s supply company, pharmaceutical and other services that RCG provides to patients, RCG’s relationships to pharmaceutical companies, RCG’s relationships with physicians, medical director compensation and joint ventures with physicians and its purchase of dialysis equipment from the Company. We are cooperating with the government’s investigation.
      FMCH and its subsidiaries have received subpoenas from the U.S. Department of Justice, Eastern District of New York in connection with a civil and criminal investigation, which requires production of a broad range of documents relating to our operations, with specific attention to documents relating to laboratory testing for parathyroid hormone (“PTH”) levels and vitamin D therapies. We are cooperating with the government’s requests for information. While we believe that we have complied with applicable laws relating to PTH testing and use of vitamin D therapies, an adverse determination in this investigation could have a material adverse effect on our business, financial condition, and results of operations. RCG received a subpoena from the U.S. Department of Justice, Eastern District of New York. The subpoena requires the production of documents related to numerous aspects of RCG’s business and operations, including those of RenaLab, Inc., its laboratory. The subpoena includes specific requests for documents related to testing for parathyroid hormone (PTH) levels and vitamin D therapies. We are cooperating with the government’s request for information.
      From time to time, we are a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of our business. Management regularly analyzes current information including, as applicable, our defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.
      We, like other health care providers, conduct our operations under intense government regulation and scrutiny. We must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. We must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Statute, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from our interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. By virtue of this regulatory environment, as well as our corporate integrity agreement with the government, our business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, investigative demands, subpoenas, other inquiries, claims and litigation relating to our compliance with applicable laws and regulations. We may not always be

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aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.
      We operate many facilities throughout the U.S. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. We rely upon our management structure, regulatory and legal resources, and the effective operation of our compliance program to direct, manage and monitor the activities of these employees. On occasion, we may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject us and our subsidiaries to liability under the Anti-Kickback Statute, the Stark Statute and the False Claims Act, among other laws.
      Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. We have been and are currently subject to these suits due to the nature of our business and expect that those types of lawsuits may continue. Although we maintain insurance at a level which we believe to be prudent, we cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against us or any of our subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of our operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on our reputation and business.
      We have also had claims asserted against us and have had lawsuits filed against us relating to businesses that we have acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. When appropriate, we have asserted our own claims, and claims for indemnification. A successful claim against us or any of our subsidiaries could have a material adverse effect upon us and the results of our operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on our reputation and business.
Accrued Special Charge for Legal Matters
      At December 31, 2001, we recorded a pre-tax special charge of $258 million to reflect anticipated expenses associated with the defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims. The costs associated with the Settlement Agreement and settlements with insurers have been charged against this accrual. While we believe that our remaining accruals reasonably estimate our currently anticipated costs related to the continued defense and resolution of the remaining matters, no assurances can be given that our actual costs incurred will not exceed the amount of this accrual.

ITEM 1A.	RISK FACTORS

ITEM 2.	Unregistered Sales of Securities and Use of Proceeds
      On February 10, 2006, the Company completed a transformation of its legal form under German law. See Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations — The Company.” Prior to registration of the transformation of legal form in the German commercial register, the Company offered holders of its non-voting preference shares (including preference shares represented by ADSs) the opportunity to convert their shares into ordinary shares at a conversion ratio of one preference share plus a conversion premium of € 9.75 per ordinary share. Holders of a total of 26,629,422 preference shares accepted the offer, resulting in an the issuance of 26,629,422 ordinary shares (including 2,099,847 ADSs representing 699,949 ordinary shares) outstanding. The Company received approximately $308,657,000 in conversion premiums from the holders upon the conversion of their preference shares. The issuance of ordinary shares in the conversion offer to U.S. holders of the Company’s preference shares was registered under the Securities Act of 1933, as amended (the “Securities Act”). The issuance of shares to

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non-U.S. holders of the Company’s preference shares was effected without registration pursuant to Regulation S under the Securities Act.

ITEM 5.	OTHER INFORMATION
      None.

ITEM 6.	EXHIBITS

Exhibit No.	Item

4.1	Bank Credit Agreement dated as of March 31, 2006 by and between the Company, Fresenius Medical Care Holdings, Inc., certain subsidiaries of the Company as Borrowers and Guarantors, Bank of America, N.A., as Administrative Agent, Deutsche Bank AG New York Branch, as Sole Syndication Agent, The Bank of Nova Scotia, Credit Suisse, Cayman Islands Branch, and JPMorgan Chase Bank, National Association, as Co-Documentation Agents, and the Lenders named therein.[1]
4.2	Term Loan Credit Agreement dated as of March 31, 2006 by and between the Company, Fresenius Medical Care Holdings, Inc., certain subsidiaries of the Company as Borrowers and Guarantors, Bank of America, N.A., as Administrative Agent, Deutsche Bank AG New York Branch, as Sole Syndication Agent, The Bank of Nova Scotia, Credit Suisse, Cayman Islands Branch, and JPMorgan Chase Bank, National Association, as Co-Documentation Agents, and the Lenders named therein.[1]
4.3	Amended and Restated Subordinated Loan Note dated as of March 31, 2006 among National Medical Care, Inc. and certain of its subsidiaries as borrowers, and Fresenius AG as lender.[1]
10.1	Agreement Containing Consent Orders, United States of America before Federal Trade Commission, In the Matter of Fresenius AG, File No. 051-0154.
10.2	Complaint, United States of America before Federal Trade Commission, In the Matter of Fresenius AG.
10.3	Decision and Order, United States of America before Federal Trade Commission, In the Matter of Fresenius AG.
10.4	Order to Maintain Assets, United States of America before Federal Trade Commission, In the Matter of Fresenius AG.
31.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (This exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.)

1	Confidential treatment has been requested as to certain portions of this document in accordance with the applicable rules of the Securities and Exchange Commission

SIGNATURES
      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Fresenius Medical Care AG & Co. KGaA
a partnership limited by shares, represented by:
Fresenius Medical Care Management AG, its
general partner

By:	/s/ Dr. Ben Lipps

Name: Dr. Ben Lipps

Title:	Chief Executive Officer and Chairman of the Management Board of the General Partner

By:	/s/ Lawrence A. Rosen

Name: Lawrence A. Rosen

Title:	Chief Financial Officer of the General Partner
Date: May 17, 2006